File Pursuant to Rule 424(b)(3)

File No. 333-128130

PROSPECTUS

$120,000,000

Symmetricom, Inc.

3 1/4% Contingent Convertible Subordinated Notes due 2025
and the Common Stock Issuable Upon Conversion of the Notes

•                  In June 2005, we issued and sold $120,000,000 aggregate principal amount of our 3¼% Contingent Convertible Subordinated Notes due 2025 in private offerings.  This prospectus will be used by selling securityholders to resell the notes and the common stock issuable upon conversion of the notes.  We will not receive any proceeds from the resale of the notes or the shares of common stock hereunder.

•                  The notes currently bear interest at an annual rate of 3¼%. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2005, to holders of record at the close of business on the preceding June 1 and December 1, respectively.

•                  Holders may convert any outstanding notes into cash and, if applicable, shares of our common stock at an initial Conversion Price per share of $12.49. This represents a Conversion Rate of approximately 80.0641 shares of common stock per $1,000 principal amount of notes. Subject to certain exceptions described in “Description of the Notes,” at the time notes are tendered for conversion, the value (the “Conversion Value”) of the cash and shares of our common stock, if any, to be received by a holder converting $1,000 principal amount of the notes will be determined by multiplying the Conversion Rate by the Ten Day Closing Stock Price, which equals the average of the daily volume-weighted average price per share of our common stock on the Nasdaq National Market for each of the ten consecutive trading days beginning on the second trading day following the day the notes are tendered for conversion. We will deliver the Conversion Value to holders as follows: (1) an amount in cash (the “Principal Return”) equal to the lesser of (a) the aggregate Conversion Value of the notes to be converted or (b) the aggregate principal amount of the notes to be converted, (2) if the aggregate Conversion Value of the notes to be converted is greater than the Principal Return, an amount in shares (the “Net Shares”), determined as set forth below, equal to such aggregate Conversion Value less the Principal Return (the “Net Share Amount”) and (3) an amount in cash in lieu of any fractional shares of common stock. We will pay the Principal Return and cash in lieu of any fractional shares and deliver the Net Shares, if any, as promptly as practicable after determination of the Net Share Amount. The number of Net Shares to be paid will be determined by dividing the Net Share Amount by the Ten Day Closing Stock Price, rounded down to the nearest whole share. Our common stock is listed on the Nasdaq National Market under the symbol “SYMM.” On November 28, 2005, the reported closing bid price of our common stock was $8.70 per share.

•                  We may redeem all or a portion of the notes at any time on or after June 20, 2012 at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including liquidated damages if any) up to but not including the date of redemption, payable in cash.

•                  Holders may require us to repurchase all or a portion of their notes on June 15, 2012, 2015 and 2020 for a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including liquidated damages, if any) up to but not including the date of repurchase, payable in cash.  Additionally, if a change in control, as that term is defined in “Description of the Notes-Right to Require Repurchase of Notes Upon a Change in Control,” occurs, holders will have the right to require us to repurchase all or a portion of their notes for a period of time after the change in control. The repurchase price will be equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including liquidated damages, if any) up to but not including the date of repurchase, payable in cash.

•                  We do not intend to list the notes on any national securities exchange or the Nasdaq National Market.

Investing in the notes and our common stock involves risk. See “Risk Factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is December 2, 2005

PROSPECTUS SUMMARY

The following summary contains basic information about us and this offering. It does not contain all of the information that you should consider in making your investment decision. You should read and consider carefully all of the information contained and incorporated by reference in this prospectus, including the information set forth under “Risk Factors,” as well as the more detailed financial information, including the consolidated financial statements and related notes thereto, appearing elsewhere or incorporated by reference in this prospectus, before making an investment decision. Unless otherwise indicated, all references to “we,” “us,” “our,” or “Symmetricom” refer to Symmetricom, Inc., and, where applicable, subsidiaries.

Overview

Symmetricom is a leading supplier of synchronization and timing products to industry, telecommunications, government, utilities, research centers and aerospace markets. We supply solutions for customers who demand reliable products and engineering expertise in a variety of applications, including network synchronization, timing, frequency generation and distribution, testing, verification and/or the measurement of a time and frequency-based signal. We design and manufacture rubidium clocks, cesium clocks and hydrogen maser clocks. Our products include synchronization network elements, timing elements and for wireline and wireless networks as well as the provision of professional services. Our products play an essential role in network operations, bandwidth optimization, and quality of service of wireline, wireless and broadband communications networks, enabling our customers to increase performance and efficiency in their communications infrastructures.

Integration of TrueTime, Inc. and Datum Inc.

In October 2002, we completed the acquisitions of TrueTime, Inc. and Datum Inc. The acquisition of TrueTime added global positioning system (GPS)-based technology and products and gave us an opportunity to expand our customer base, add new distribution channels and strengthen our competitive position in both the government and commercial markets. The acquisition of Datum added technical expertise in atomic clock technologies, provided additional vertical manufacturing capabilities, and expanded our suite of products while also providing a larger, more diverse customer base. We spent considerable time and resources during fiscal 2003 and the first half of fiscal 2004 to integrate the operations of TrueTime and Datum, and began to realize synergies from these acquisitions in the second half of fiscal 2004. The financial results of these synergies are explained in our Annual Report on Form 10-K and are incorporated by reference into this prospectus.

Reportable Segments

Subsequent to our acquisitions of TrueTime and Datum, we reorganized our structure and now have a total of five reportable segments. There are four reportable segments within the Telecom Solutions Division: Wireline Products, OEM (original equipment manufacturer) Products, Global Services and Specialty Manufacturing/Other. The fifth reportable segment is our Timing, Test and Measurement Division. Information as to net revenue and gross profit margin attributable to each of our reportable segments is contained in our notes to the consolidated financial statements in our Annual Report on Form 10-K and are incorporated by reference into this prospectus.

Telecom Solutions Division

Our network solutions synchronize the flow of information (such as voice, video and data) in telecommunications networks. As an innovator in the development of synchronization equipment, we continue to pioneer the development of cesium, rubidium and hydrogen masers. We hold issued patents and pending patent applications related to advanced control algorithms and algorithms using the GPS and Code Division Multiple Access (CDMA). Our technology improves the performance and operability of the telecommunication infrastructure. We have actively participated in the modernization of several synchronization networks with certain service providers, and helped others to develop future plans for such efforts. The carriers and operators are being driven by network economics and competitive forces to evolve their network infrastructure toward integrated transmission and switching functions and packet-based technologies. We believe this evolutionary trend, in turn, demands a more intelligent and reliable synchronization infrastructure.

The Symmetricom Global Services (SGS) segment provides services for all our product lines and continued growing its business during this fiscal year by expanding its product offerings for the Telecom Solutions Division with innovative new services such as Sync Office Audits and Spares Support. In addition, SGS rolled out new support services for Broadband products and expanded existing services to the enterprise and government customer base in the Timing, Test and Measurement Division.

Timing, Test and Measurement Division

Our Timing, Test and Measurement Division provides precision time and frequency instruments and reference standards for a wide variety of applications to the aerospace, defense, enterprise, test and measurement marketplaces. Products include synchronized clocks, network time servers, network displays, time code generators, computer plug-in cards and primary reference standards such as Cesium Frequency Standards and Active Hydrogen Masers. Customer applications include frequency synchronization, synchronizing computer networks and calibration of lab equipment. To support both a diverse customer and product base, the division has built strong application engineering capabilities that allow us to tailor our standard product platforms to our customers’ unique system requirements.

General Information

Symmetricom was incorporated in California in 1956 and reincorporated in Delaware in 2002. Our principal executive offices are located at 2300 Orchard Parkway, San Jose, California 95131-1017, and our telephone number is (408) 433-0910. We maintain a website located at www.symmetricom.com. Information contained or referenced on our website is not incorporated by reference into and does not form a part of this prospectus.

The Offering

Issuer	Symmetricom, Inc.

Notes Offered for Resale	$120,000,000 aggregate principal amount of 3¼% Contingent Convertible Subordinated Notes due 2025.

Maturity Date	June 15, 2025.

Subordination

The notes are our general, unsecured obligations and are subordinated in right of payment to all of our existing and future senior indebtedness. In addition, the notes are structurally subordinated to all liabilities of our subsidiaries. As of November 28, 2005, we had $7,012,407 of senior indebtedness and our subsidiaries had no outstanding indebtedness and liabilities (excluding intercompany liabilities).

Interest Rate and Payment Dates

The notes bear interest at an annual rate equal to 3¼%. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, each an interest payment date, beginning December 15, 2005.

Conversion Rights

Under the circumstances discussed below, holders may surrender notes for conversion, in whole or in part, into cash and, if applicable, shares of our common stock at any time on or before the close of business on the maturity date, unless their notes have been previously redeemed or repurchased. A holder’s right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase. In addition, if a holder has exercised its right to require us to repurchase its notes, such holder may convert its notes into shares of our common stock only if it withdraws its notice and converts its notes before the close of business on the business day immediately preceding such repurchase date. Holders may convert their notes only in the following circumstances:

•                  prior to June 15, 2023, during any calendar quarter commencing after the date of original issuance of the notes, if the common stock price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs is more than 125% of the Conversion Price in effect on that 30th trading day;

• on or after June 15, 2023, at all times on or after any date on which the common stock price is more than 125% of the Conversion Price of the notes;

•                  during the five consecutive business-day period following any five consecutive trading-day period in which the trading price for the notes for each such trading-day was less than 95% of the average of the sale price of our common stock during such five trading-day period multiplied by the then current Conversion Rate;

• if we have called the particular notes for redemption and the redemption has not yet occurred; or
• upon the occurrence of specified corporate transactions described under “Description of the Notes-Conversion Rights-Conversion Upon Specified Corporate Transactions.”

Upon the occurrence of any of the circumstances described above, holders may convert any outstanding notes into cash and, if applicable, shares of our common stock at an initial “Conversion Price” per share of $12.49. This represents a “Conversion Rate” of approximately 80.0641 shares of common stock per $1,000 principal amount of notes. Subject to certain exceptions described in “Description of the Notes,” once notes are tendered for conversion, the value (the “Conversion Value”) of the cash and shares of our common stock, if any, to be received by a holder converting $1,000 principal amount of the notes will be determined by multiplying the Conversion Rate by the Ten Day Closing Stock Price (as defined below). We will deliver the Conversion Value to holders as follows: (1) an amount in cash (the “Principal Return”) equal to the lesser of (a) the aggregate Conversion Value of the notes to be converted and (b) the aggregate principal amount of the notes to be converted, (2) if the aggregate Conversion Value of the notes to be converted is greater than the Principal Return, an amount in whole shares (the “Net Shares”), determined as set forth below, equal to such aggregate Conversion Value less the Principal Return (the “Net Share Amount”), and (3) an amount in cash in lieu of any fractional shares of common stock. We will pay the Principal Return and cash in lieu of any fractional shares and deliver the Net Shares, if any, as promptly as practicable after determination of the Net Share Amount. The number of Net Shares to be paid will be determined by dividing the Net Share Amount by the Ten Day Closing Stock Price, rounded down to the nearest whole share. The Ten Day Closing Stock Price will be the average of the daily volume-weighted average price per share of our common stock on the Nasdaq National Market for each of the ten consecutive trading days beginning on the second trading day following the day the notes are tendered for conversion.

The Conversion Price will be subject to adjustment in certain circumstances. See “Description of the Notes—Conversion Rights—Conversion Price Adjustments.”

If you elect to convert your notes in connection with certain corporate transactions that occur on or prior to June 15, 2012 that constitute a “change in control,” other than a change in control relating to the composition of our board of directors or a “public acquirer change in control” in which we elect to convert your rights into rights to receive “acquirer common stock,” we will decrease the Conversion Price to increase the Conversion Rate by a number of shares of common stock. See “Description of the Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions” and “—Conversion After a Public Acquirer Change in Control.”

If we declare a cash dividend or cash distribution to all or substantially all of the holders of our common stock, the Conversion Price shall be decreased to equal the price determined by multiplying the Conversion Price in effect immediately prior to the record date for such dividend or distribution by the following fraction:

(Pre-Dividend Sale Price-Dividend Adjustment Amount) (Pre-Dividend Sale Price)

“Pre-Dividend Sale Price” means the average common stock price for the three consecutive trading days ending on the trading day immediately preceding the record date for such dividend or distribution.

“Dividend Adjustment Amount” means the full amount of the dividend or distribution to the extent payable in cash applicable to one share of our common stock.

The “volume-weighted average price” on any trading day means the volume-weighted average price per share on such date for our common stock as reported in composite transactions on the Nasdaq

National Market or the principal United States national securities exchange, as reported by The Nasdaq System or as otherwise provided in the indenture, in all cases, from 9:30 a.m. to 4:00 p.m., New York City time, on that trading day, as displayed by Bloomberg or such other comparable service that has replaced Bloomberg.

The “common stock price” on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date for our common stock as reported in composite transactions on the Nasdaq National Market or the principal United States national securities exchange on which our common stock is then traded or, if our common stock is not traded on the Nasdaq National Market or listed on a United States national securities exchange, as reported by The Nasdaq System or as otherwise provided in the indenture.

A “trading day” means any regular or abbreviated trading day of the Nasdaq National Market or, if the common stock is not traded on the Nasdaq National Market, the principal United States national securities exchange on which our common stock is traded, or if our common stock is not traded on the Nasdaq National Market or listed on a United States national securities exchange, The Nasdaq System.

Upon conversion of the notes, the holder will not receive any additional cash payment representing accrued and unpaid interest, including liquidated damages, if any.

See “Description of the Notes-Conversion Rights.”

Optional Redemption

We cannot redeem the notes before June 20, 2012. We may redeem some or all of the notes at any time or from time to time on or after June 20, 2012, at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including liquidated damages, if any) up to but not including the date of redemption, payable in cash. See “Description of the Notes—Optional Redemption of the Notes.”

Repurchase of Notes at the Option of the Holder

Holders may require us to repurchase all or a portion of their notes on June 15, 2012, 2015 and 2020 for a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including liquidated damages, if any) up to but not including the date of repurchase, payable in cash. See “Description of the Notes— Repurchase of Notes at the Option of the Holder.”

Change in Control

If a change in control, as that term is defined in “Description of the Notes-Right to Require Repurchase of Notes Upon a Change in Control,” occurs, holders will have the right to require us to repurchase all or a portion of their notes for a period of time after the change in control. The repurchase price will be equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including liquidated damages, if any) up to but not including the date of repurchase, payable in cash.

Sinking Fund	None.

Registration Rights

Pursuant to a registration rights agreement with the initial purchasers, we have filed a shelf registration statement with the SEC with respect to resales of the notes and the shares of our common stock issuable upon conversion of the notes. This prospectus constitutes a part of that registration statement. If we fail to comply with certain of our obligations under the registration rights agreement, we will be required to pay liquidated damages to the holders of the notes.

Use of Proceeds

The selling securityholders will receive all of the proceeds from the sale under this prospectus of notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from these sales.

Form of the Notes

The notes have been issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in any of the securities are shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of the Notes—Form, Denomination and Registration.”

PORTALsm

There is no public market for the notes, and we do not intend to apply for a listing of the notes on any securities exchange or any automated dealer quotation system. The notes currently trade in the PORTALsm Market of The Nasdaq Stock Market, Inc. However, once the notes are sold under this prospectus, those notes will no longer trade in the PORTALsm Market. We cannot assure you as to the development or liquidity of any market for the notes.

Risk Factors

See the section entitled “Risk Factors” and the other information in, and incorporated by reference into, this prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.

Listing of the Common Stock	Our common stock is listed on the Nasdaq National Market under the symbol “SYMM.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. The ratios are calculated by dividing earnings by fixed charges. Earnings consists of pre-tax earnings from continuing operations plus interest expense, and “fixed charges” consist of (i) interest expenses and (ii) interest expenses on operating rent .

								Three Months Ended
	Fiscal Year Ended June 30,							September 30,
	2001		2002	2003	2004	2005		2005
Ratios of earnings to fixed charges (1)	33.5	x	—	—	—	13.8	x	2.2	x

(1)                                  Earnings (losses) consist of $35,950,000, ($7,845,000), ($45,292,000), ($3,032,000) and $21,883,000 for the fiscal years ended June 30, 2001, 2002, 2003, 2004 and 2005, respectively, and $2,833,000 for the three months ended September 30, 2005.  Fixed charges consist of $1,073,000, $1,128,000, $1,208,000, $1,341,000 and $1,585,000 for the fiscal years ended June 30, 2001, 2002, 2003, 2004 and 2005, respectively, and $1,460,000 for the three months ended September 30, 2005.

RISK FACTORS

An investment in the securities offered by this prospectus involves a number of risks. You should carefully consider each of the risks described below, together with all of the other information contained in or incorporated by reference into this prospectus before deciding to invest in the securities. If any of the following risks develop into actual events, our business, financial condition or results of operations could be negatively affected, the market price of your notes or our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business

We have relied and may continue to rely on a limited number of customers for a significant portion of our net revenue, and our revenue could decline due to the delay of customer orders or cancellation of existing orders.

Although a relatively small number of customers have historically accounted for a significant portion of our net revenue, no single customer accounted for 10% or more of our net revenue during the three months ended September 30, 2005 or September 30, 2004. However, we expect that we will continue to depend on a relatively small number of customers for a substantial portion of our net revenue for the foreseeable future. The timing and level of sales to our largest customers have fluctuated significantly in the past and are expected to continue to fluctuate significantly in the future. The loss of one or more of our significant customers, or a significant reduction or delay in sales to any customer, may harm our business and operating results. Major customers also have significant leverage and may attempt to change the terms, including pricing, upon which we do business, which could also harm our business and operating results.

We have direct or indirect sales pursuant to contracts with United States government agencies, which can be terminated at the convenience of the government, and our revenue would decline if the government terminated these contracts.

Historically, approximately 10% to 16% of our net revenue was generated from sales to United States government agencies either directly or indirectly through subcontracts. Government-related contracts and subcontracts are subject to standard provisions for termination at the convenience of the government. In such event, however, we are generally entitled to reimbursement of costs incurred on the basis of work completed plus other amounts specified in each individual contract. These contracts and subcontracts are either fixed-price or cost reimbursable contracts. Fixed-price contracts provide fixed compensation for specified work. Under cost reimbursable contracts, we agree to perform specified work in return for reimbursement of costs (to the extent allowable under government regulations) and a specified fee. In general, while the risk of loss is greater under fixed-price contracts than under cost reimbursable contracts, the potential for profit under fixed-price contracts is greater than under cost reimbursable contracts.

If we are unable to develop new products, or we are delayed in production startup, our sales could decline.

The markets for our products are characterized by:

•                  rapidly changing technology;

•                  evolving industry standards;

•                  changes in end-user requirements;

•                  frequent new product introductions; and

•                  customers may perceive new products as deficient if there is miscommunication about product specifications.

Technological advancements could render our products obsolete and unmarketable. Our success will depend on our ability to respond to changing technologies and customer requirements and our ability to develop and introduce new and enhanced products in a cost-effective and timely manner. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of our new products and enhancements.

We believe that the need for synchronization is moving further out from the core of the network (where our products are currently used) to the “edge of the network.” If this occurs, the products needed to meet the synchronization at the edge of the network will probably be products sold at lower price points, with fewer features and may be sold through OEM and redistributor markets. This would mean that competition may be greater, unit volume might increase, and gross margins may be lower.

The introduction of new or enhanced products also requires that we manage a smooth transition from older products to new products. Delays in new product development or delays in production startup could reduce our sales.

The telecommunications market is highly competitive, and if we are unable to compete successfully in our markets, our revenue could decline.

Competition in the telecommunications industry in general, and in the markets we serve, is intense and likely to increase substantially. We face competition in all of our markets. Competitors in our synchronization products segment include Frequency Electronics, Inc., Huawei Technologies Co. Ltd., Emrise Corp. and Oscilloquartz SA. Competitors in our wireless segment include Frequency Electronics, Inc. and Trimble Navigation, Ltd. In the enterprise network timing and frequency market, we compete primarily with Meinberg and EndRun Technologies. In the rubidium oscillators market, we compete primarily with Frequency Electronics, Inc., SRS and Temex. In addition, certain companies, such as Perkin Elmer, Inc., that currently manufacture products for use in military applications could enter commercial markets and compete directly with us. Competitors in our timing and frequency, test and measurement segment include Frequency Electronics, Inc., Trak Systems, Inc. (a Veritas Corporation subsidiary) and Brandywine Communications. In addition, the Telecommunications Act of 1996 permits  ILECs to manufacture telecommunications equipment, which may result in increased competition. Our ability to compete successfully in the future will depend on many factors including:

•                  the cost-effectiveness, quality, price, service and market acceptance of our products;

•                  our response to the entry of new competitors into our markets or the introduction of new products by our competitors;

•                  the average selling prices for our products;

•                  increased industry consolidation among our customers, which may lead to decreased demand for, and downward pricing pressure on the prices of, our products;

•                  our ability to keep pace with changing technology and customer requirements;

•                  our continued improvement of existing products;

•                  the timely development or acquisition of new or enhanced products;

•                  the timing of new product introductions by our competitors or us; and

•                  changes in worldwide market and economic conditions.

Many of our competitors or potential competitors are well established and have significant financial, manufacturing, technical and marketing resources. These competitors may be able to respond more quickly to new and emerging technologies and changes in customer requirements, to devote greater resources to the development, promotion and sale of products, or to deliver competitive products at lower prices. We expect to continue to experience pricing pressures from our competitors in all of our markets. If we are unable to compete by delivering new products or by delivering competitive products at lower prices, we could lose market share and our revenue could decline.

Our quarterly and annual operating results have fluctuated in the past and may continue to fluctuate in the future, which could cause our stock price to decline and result in losses to our investors.

We believe that period-to-period comparisons of our operating results may not be a good indication of our future performance. Our quarterly and annual operating results have fluctuated in the past and may continue to fluctuate in the future. Some of the factors that could cause our operating results to fluctuate include:

•                  the resumption of recent adverse economic conditions, particularly within the telecommunications equipment industry, which may result in revenue declines;

•                  restructuring and integration related charges;

•                  goodwill impairment charges related to acquisitions;

•                  our ability to obtain sufficient supplies of sole or limited source components at commercially reasonable prices;

•                  changes in our products or mix of sales to customers;

•                  although we have been approved as a supplier in requests for proposals from several major wireline customers, this does not guarantee any purchases;

•                  our ability to manage fluctuations in manufacturing yields of rubidium oscillators and cesium tubes;

•                  our ability to manage the level and value of our inventories in relation to sales volume;

•                  our ability to accurately anticipate the volume and timing of customer orders or customer cancellations;

•                  our ability to collect receivables from our customers, including those in the telecommunications industry;

•                  the gain or loss of significant customers;

•                  our ability to introduce new products on a timely and cost-effective basis;

•                  customer delays in qualification of new products;

•                  market acceptance of new or enhanced versions of our products and our competitors’ products;

•                  our ability to manage increased competition and competitive pricing pressures;

•                  increased industry consolidation among our customers, which may lead to decreased demand for, and downward pricing pressure on the prices of, our products;

•                  our ability to manage fluctuations, especially declines, in the average selling prices of our products;

•                  our ability to manage the long sales cycle associated with our products;

•                  our ability to manage cyclical conditions in the telecommunications industry;

•                  our ability to retain key employees, which could affect our ability to sell, develop and deliver our products;

•                  reduced rates of growth of telecommunications services;

•                  the need for synchronization at the edge of the network;

•                  customers may delay upgrading their old equipment with our new products;

•                  our ability to establish in a timely fashion subsidiaries in new geographic regions, which our customers or potential customers may require to do business with us in those regions;

•                  international customers may delay purchasing products for increased voice, data and video traffic;

•                  customers in the wireless market may delay adding new base stations which require our products;

•                  customers may experience labor strikes which could result in reduced sales volume; and

•                  customers in the wireless market may switch from buying Rubidium based products which are internally manufactured to Quartz based products which are purchased and sold at a lower price point, which may result in lower revenue and gross margins.

A significant portion of our operating and manufacturing expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. If we are unable to adjust spending in a timely manner to compensate for any unexpected future sales shortfall, our operating results will be negatively impacted. Our operations entail a high level of fixed costs and require an adequate volume of production and sales to achieve and maintain reasonable gross profit margins and net earnings. If we increase the volume of product manufacturing by outside sources and decrease our internal production, we could incur higher fixed costs (per unit) and integration and restructuring charges. Significant decreases in demand for our products,  reduction in our average selling prices or any material delay in customer orders may negatively harm our business, financial condition and results of operations. Our future results depend in large part on growth in the markets for our products. The growth in each of these markets may depend on changes in general economic conditions, conditions related to the markets in which we compete, changes in regulatory conditions, legislation, export rules or conditions, interest rates and fluctuations in the business cycle for any particular market segment. If our quarterly or annual operating results do not meet the expectations of securities analysts and investors, the trading price of our common stock could decline significantly.

If we incur net losses in the future, we may have to record a valuation allowance against most or all of our deferred tax assets, which would significantly increase our tax expense and hurt our net earnings.

Although we had net earnings of $1.4 million for the first quarter of fiscal 2006, we had net losses for two of the three preceding fiscal years. Future losses may create uncertainty about the recoverability of our $49.1 million net deferred tax assets. If we record a valuation allowance against our deferred tax assets, we would record an additional tax expense, which would reduce net earnings. In addition, these uncertainties about the recoverability of our deferred tax assets would limit our ability to recognize future deferred tax assets on our balance sheet and correspondingly reduce net earnings. At the end of each fiscal quarter, our management reviews the results of operations for that quarter and forecasts for the remainder of the fiscal year and future years to determine if it is more likely than not that a valuation allowance for the deferred tax assets is needed.

We purchase certain key components of our synchronization and timing and frequency equipment from single or limited sources and could lose sales if these sources fail to fulfill our needs.

We have limited suppliers for a number of our components, which are key components of our synchronization and timing and frequency equipment. If single source components were to become unavailable on satisfactory terms, we would be required to purchase comparable components from other sources. If for any reason we could not obtain comparable replacement components from other sources in a timely manner, our business, results of operations and financial condition could be harmed. In addition, some of our suppliers require long lead-times to deliver requested quantities of components. If we are unable to obtain sufficient quantities of components, we could experience delays or reductions in product shipments, which could also have a material adverse effect on our business, result of operations and financial condition. Due to rapid changes in technology, on occasion, one or more of the components used in our products have become unavailable, resulting in unanticipated redesign and related delays in shipments. We cannot assure you that similar delays will not occur in the future.

Our products are complex and may contain errors or design flaws, which could be costly to correct.

Our products are complex and often use state-of-the-art components, processes and techniques. When we release new products, or new versions of existing products, they may contain undetected or unresolved errors or defects. Despite testing, errors or defects may be found in new products or upgrades after the commencement of commercial shipments. Undetected errors and design flaws have occurred in the past and could occur in the future. These errors could result in delays, loss of market acceptance and sales, diversion of development resources, damage to our reputation, legal action by our customers, failure to attract new customers, and increased service and warranty costs. The occurrence of any of these factors could cause our net revenue to decline.

Our critical business and manufacturing facilities in Puerto Rico and San Jose, California, as well as many of our customers and suppliers, are located near known hurricane zones and earthquake fault zones and the occurrence of an earthquake, hurricane or other catastrophic disaster could cause damage to our facilities and equipment, which could require us, as well as our customers and suppliers, to cease, curtail or disrupt  operations.

If we fail to protect our intellectual property, our competitive position could be weakened and our revenues may decline.

We believe our success will depend in a large part on our ability to protect trade secrets, obtain or license patents and operate without infringing on the rights of others. We rely on a combination of trademark,  copyright and patent registration, contractual restrictions and internal security to establish and protect our proprietary rights. These measures may not provide sufficient protection for our trade secrets or other proprietary information. We have United States and international patents and patent applications pending that cover certain technology used by our operations. However, while we believe that our patents have value, we rely primarily on innovation, technological expertise and marketing competence to maintain our competitive position. While we intend to continue our efforts to obtain patents whenever possible, there can be no assurance that patents will be issued, or that new, or existing patents will not be challenged, invalidated or circumvented, or that the rights granted will provide us with any commercial benefit.

Third parties may assert intellectual property infringement claims, which would be difficult to defend, costly and may result in our loss of significant rights.

The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We are subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others. Although we are currently not a party to any intellectual property litigation, from time to time we have received claims asserting that we have infringed the proprietary rights of others. We cannot assure you that third parties will not assert infringement claims against us in the future, or that any such claims will not result in costly litigation or require us to obtain a license for such intellectual property rights regardless of the merit of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms. In the event any necessary licenses are not available, we may not be able to sell or distribute our products, which may have a material adverse effect on our business.

If we acquire other companies and are unable to smoothly integrate the businesses we acquire, our operations and financial results could be harmed.

As part of our business strategy we have engaged in acquisitions in the past, including the acquisitions of TrueTime and Datum and the acquisition of Agilent Technologies’ Frequency and Timing Standards product line, and continue to evaluate other acquisition opportunities that could provide additional product or service offerings, technologies or additional industry expertise. Acquisitions involve risks, which include the following:

•                  we may be exposed to unknown liabilities of the acquired business;

•                  we may incur significant (one-time) write-offs;

•                  we may experience problems in combining the acquired operations, technologies or products;

•                  we may not realize the revenue and profits that we expect the acquired businesses to generate;

•                  we may not achieve the cost savings we hope to obtain from combining the acquired operations with ours;

•                  we may experience regulatory difficulties and unbudgeted expenses in attempting to complete an acquisition;

•                  we may encounter unanticipated acquisition or integration costs that could cause our quarterly or annual operating results to fluctuate;

•      we may incur substantial penalties if we do not relocate manufacturing operations as scheduled;

•                  our management’s attention may be diverted from our core business;

•                  our existing business relationships with suppliers and customers may be impaired;

•                  we may not be successful in entering new markets in which we have no or limited experience;

•                  key employees of the acquired businesses may have expertise and know-how, and we may not be able to retain some of these key employees, and some of them may join or start competing businesses; and

•                  our earnings per share may be diluted if we pay for an acquisition with equity securities.

We cannot assure you that we will be able to successfully integrate any business, products, technologies or personnel from any recent or future acquisitions. If we fail to successfully integrate acquisitions or to achieve any anticipated benefits of an acquisition, our operations and business could be harmed. Additionally, we may experience difficulty integrating and managing the acquired business operations. For these reasons, we cannot be certain what effect acquisitions may have on our business, financial condition and results of operations.

Existing common stockholders may experience dilution in connection with our sale of the notes and will experience immediate dilution if we sell shares of our common stock or other equity securities in  future financings, and, as a result, our stock price may go down.

Our common stockholders may experience dilution in connection with our sale of the notes if our stock price reaches $12.49 or more per share. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders will experience dilution.

We are subject to environmental regulations that could result in costly environmental liability.

Our operations are subject to numerous international, federal, state and local environmental regulations related to the storage, use, labeling, discharge, disposal and human exposure to toxic, volatile or otherwise hazardous chemicals used in our manufacturing process. While we have not experienced any significant effects on our operations from environmental regulations, changes in these regulations may require additional capital expenditures or restrict our ability to expand our operations. Failure to comply with such regulations could result in suspension or cessation of our operations or could subject us to significant liabilities. We could also be subject to fines and civil or criminal sanctions, third-party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under environmental laws. Liability under environmental laws can be joint and several and without regard to comparative fault. Although we periodically review our facilities and internal operations for compliance with applicable environmental regulations, these reviews are necessarily limited in scope and frequency and may not reveal all potential instances of noncompliance, possible injury or possible contamination. There can be no assurance that violations of environmental laws or regulations will not occur in the future as a result of the inability to obtain permits, human error, equipment failure or other causes. The liabilities arising from any noncompliance with environmental regulations, or liability resulting from accidental contamination or injury from toxic or hazardous chemicals could result in liability that exceeds our resources. The risk of liabilities increases as we acquire other companies, such as Datum, which use, or have used, hazardous substances at various current or former facilities.

A manufacturing facility previously operated by Datum in Austin, Texas is undergoing remediation for known subsurface contamination at that facility and adjoining properties. We believe that we will incur monitoring costs for years to come in connection with this subsurface contamination. Further, we have received a demand from an adjoining landowner and may be subject to claims from other adjoining landowners, in addition to claims for remediation, and the amount of these costs and the extent of our exposure to these demands and claims cannot be determined at this time. The determination of the existence and cost of any additional contamination could involve costly and time-consuming negotiations and litigation. Remediation activities and subsurface contamination may require us to incur additional unreimbursed costs and could harm on-site operations and the future use and value of the property. The remediation efforts, the property owner’s claims and any related governmental action may expose us to material liability and could significantly harm our business.

Our operating results may be adversely affected as a result of our required compliance with the  European Union Directives on Waste Electrical and Electronic Equipment and the Restriction of the Use of Hazardous Substances in electrical and electronic equipment.

In January 2003, the European Union enacted Directive 2002/96/EC on Waste Electrical and Electronic Equipment Directive, known as the WEEE Directive. The WEEE Directive requires producers of certain electrical and electronic equipment to be financially responsible for the future disposal costs of this equipment. Some of our products fall within the scope of this Directive and as such we will incur some financial responsibility for the collection, recycling, treatment and disposal of both new product sold, and product already sold prior to the WEEE Directive’s enforcement date, to customers within the European Union.

At the same time, the European Union also enacted Directive 2002/95/EC on the Restriction of the use of Hazardous Substances in electrical and electronic equipment, known as the RoHS Directive. This Directive restricts the use of certain hazardous substances, including mercury, lead, cadmium, hexavalent chromium and certain flame retardants, used in the construction of component parts of electrical and electronic equipment. We may need to change our manufacturing processes, redesign or reformulate some of our products, and change some components to eliminate these hazardous substances in our products, in order to be able to continue to offer them for sale within the European Union.

Individual European Union member states are required to transpose the Directives into national legislation. Although not all European Union member states have enacted legislation to implement these two directives, we continue to review the applicability and impact of both directives on the sale of our products within the European Union. If we fail to comply with these laws, we may be forced to recall products and cease their manufacture and distribution, and we could be subject to civil or criminal penalties. We may incur increased manufacturing costs, and some products may be subject to production delays to comply with future legislation which implements these directives, but we cannot currently estimate the extent of such increased costs or production delays, if any. However, to the extent that any such cost increases or delays are substantial, our operating results could be materially adversely affected. In addition, we are aware of similar legislation which may be enacted in other countries, such as Japan and China, and possible new federal and state legislation in the United States, the cumulative impact of which could significantly increase our operating costs and adversely affect our operating results.

We are subject to other significant governmental regulations relating to health and safety, packaging, product content and labor regulations.

Our business is subject to various other significant international, federal, state and local, health and safety, packaging, product content and labor regulations. These regulations are complex, change frequently and have become more stringent over time. We may be required to incur significant expenses to comply with these regulations or to remedy past violations of these regulations. Any failure by us to comply with applicable government regulations could also result in cessation of our operations or portions of our operations, product recalls or impositions of fines and restrictions on our ability to carry on or expand our operations. In addition, because many of our products are regulated or sold into regulated industries, we must comply with additional regulations in marketing our products. Our products and operations are also often subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation of other agencies such as the United States Federal Communications Commission. If we fail to adequately address any of these regulations, our business may suffer.

Our customers may be subject to governmental regulations, which, if changed, could negatively impact our business results.

Federal and state regulatory agencies, including the Federal Communications Commission and the various state public utility commissions and public service commissions, regulate most of our domestic telecommunications customers. Similar government oversight also exists in the international market. While we are not directly affected by this legislation, such regulation of our customers may negatively impact our business. For instance, the sale of our products may be affected by the imposition upon certain of our customers of common carrier tariffs and the taxation of telecommunications services. These regulations are continuously reviewed and changed by the various governmental agencies. Changes in current or future laws or regulations, in the United States or elsewhere, could negatively impact our business results.

Sales of a significant portion of our products to customers outside of the United States subjects us to business, economic and political risks.

Our export sales, which are primarily to Western Europe, Latin America, Asia and Canada, accounted for 31% of net revenue during  the first quarter of fiscal 2006 compared to 36% of net revenue during the corresponding quarter of fiscal 2005. We anticipate that sales to customers located outside of the United States will continue to be a significant part of our net revenue for the foreseeable future. Because significant portions of our sales are to customers outside of the United States we are subject to risks, including:

•                  foreign currency fluctuations;

•                  the effects of terrorist activity and armed conflict which may disrupt general economic activity and result in revenue shortfalls;

•                  export restrictions;

•                  longer payment cycles;

•                  unexpected changes in regulatory requirements or tariffs;

•                  protectionist laws and business practices that favor local competition;

•                  dependence on local vendors;

•                  reduced or limited protection of intellectual property rights; and

•      political and economic instability.

To date, very few of our international revenue and cost obligations have been denominated in foreign currencies. As a result, an increase in the value of the United States dollar relative to foreign currencies could make our products more expensive, and thus, less competitive in foreign markets. A portion of our international revenues may be denominated in foreign currencies in the future, including the Euro, which will subject us to risks associated with fluctuations in these foreign currencies. We do not currently engage in foreign currency hedging activities or derivative arrangements, but may do so in the future to the extent that such obligations become more significant.

If we have significant inventories that become obsolete or cannot be sold at acceptable prices, our results may be negatively impacted.

Although we believe that we currently have made adequate adjustments for inventory that has declined in value, become obsolete, or is in excess of anticipated demand, there can be no assurance that such adjustments will be adequate. If significant inventories of our products become obsolete, or are otherwise not able to be sold at favorable prices, our results of operations could be materially affected.

We may be required to record additional goodwill impairment charges in future quarters.

As of September 30, 2005, we had recorded goodwill with a net book value of $52.9 million related to acquisitions of Datum, TrueTime, Agilent Technologies’ Frequency and Timing Standards product line and Hewlett Packard Company’s Communication Synchronization Business. We test for impairment at least annually and whenever evidence of impairment exists. We performed our annual goodwill impairment test as of June 30, 2005 and determined that goodwill was not impaired.

Increases in our effective tax rate may negatively impact our net earnings.

Our effective tax rate is affected by the percentage of qualified Puerto Rican earnings compared to our total earnings. Most of our Puerto Rican earnings are taxed under Section 936 of the United States Internal Revenue Code, which exempts qualified Puerto Rican earnings from federal taxes. The Section 936 exemption is subject to a variety of limitations before it expires at the end of fiscal 2006. Historically, we have reduced our effective tax rate using the Section 936 exemption. Our effective tax rate will increase in fiscal  2006 as forecasted qualified Puerto Rican earnings are expected to exceed the applicable Section 936 limitations. Additionally, the effective tax rate may fluctuate quarterly, depending on the percentage of quarterly Puerto Rican earnings to total earnings and changes to forecasts of full year Puerto Rican earnings and total earnings. An increase in our effective tax rate will increase our federal income taxes, negatively impact our net earnings and may affect cash flow.

We may be subject to additional taxes from tax reviews by foreign authorities.

Although we believe that we have made adequate reserves for foreign tax provisions, there can be no assurance that such reserves will be adequate until the foreign authorities have reviewed the foreign tax filings.

Our sales and our cost may be affected by the ongoing movement towards environmentally friendly manufacturing (“green” manufacturing).

Various countries in the international marketplace are moving towards more environmentally friendly manufacturing requirements, and some companies or countries may require us to meet new standards, which could affect the sales of our products. These standards could possibly be based on the production methods of our manufacturing process, and materials used in this process. If we have to change our methods or processes to comply, our manufacturing costs may increase.

Investor confidence and share value may be adversely impacted if our independent auditors are unable to provide us with the attestation of the adequacy of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate the effectiveness of our internal controls over financial reporting as of the end of each year beginning June 30, 2005, and to include a management report assessing the effectiveness of our internal controls over financial reporting in all annual reports beginning with our annual report on Form 10-K for the year ended June 30, 2005. Section 404 also requires our independent registered public accounting firm to attest to, and report on, management’s assessment of our internal controls over financial reporting.

Our management, including our CEO and CFO, does not expect that our internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.

Although our management has determined that our internal control over financial reporting was effective as of June 30, 2005, we cannot assure you that we or our independent registered public accounting firm will not identify a material weakness in our internal controls in the future. A material weakness in our internal controls over financial reporting would require management and our independent registered public accounting firm to evaluate our internal controls as ineffective. If our internal controls over financial reporting are not considered adequate, we may experience a loss of public confidence, which could have an adverse effect on our business and our stock price.

Risks Relating to an Investment in the Notes and Our Common Stock

The notes are subordinated to our current and future senior indebtedness, which may affect our ability to pay any or all outstanding notes upon the occurrence of certain events.

The notes are our general, unsecured obligations and are subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, we will be blocked from making any payments on the notes in the event of payment defaults on our designated senior indebtedness or other specified defaults on our designated senior indebtedness. In the event of such payment blockage, holders of the notes will be unable to receive any cash consideration upon conversion of the notes for the duration of such blockage period, including any notes which were tendered for conversion prior to such blockage period but for which settlement has not occurred prior to the commencement of such period.

The Notes are structurally subordinated to all indebtedness and liabilities (excluding intercompany liabilities), including trade payables, of our subsidiaries. Neither we nor our subsidiaries are restricted from incurring additional debt, including senior indebtedness, under the terms of the indenture governing the Notes. As of November 28, 2005, we had $7,012,407 of senior indebtedness and our subsidiaries had no outstanding indebtedness and other liabilities (excluding intercompany liabilities). If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. We anticipate that from time to time we will incur additional indebtedness and other liabilities including senior indebtedness, and that from time to time, our subsidiaries will incur additional indebtedness and other liabilities.

We continue to have the ability to incur debt; if we incur substantial additional debt, these higher levels of debt may affect our ability to pay principal and interest on the notes.

The indenture governing the notes does not restrict our ability to incur additional indebtedness or require us to maintain financial ratios or specified levels of net worth or liquidity. If we incur substantial additional indebtedness in the future, these higher levels of indebtedness may affect our ability to pay principal and interest on the notes and our creditworthiness generally.

Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline between the day that you exercise your conversion right and the day the value of your shares is determined.

The conversion value that you will receive upon conversion of your notes is in part determined by the average of the daily volume-weighted average price per share of our common stock on the Nasdaq National Market for the ten consecutive trading days beginning on the second trading day immediately following the day the notes are tendered for conversion. Accordingly, if the price of our common stock decreases after you tender your notes for conversion, the conversion value you receive may be adversely affected.

Your right to convert the notes is conditional, which could impair the value of the notes.

The notes are convertible only if specified conditions are met. If the specified conditions for conversion are not met, you will not be able to convert you notes, and you may not be able to receive the value of the cash and shares into which the notes would otherwise be convertible. In addition, because of the need to determine the conversion value of the notes, upon conversion of the notes we will not be required to deliver cash or issue shares to satisfy our conversion obligation under the terms of the indenture until at least 15 business days after the conversion date. As a result, the value of your notes surrendered for conversion will be subject to market risk pending settlement.

We may be unable to repurchase your notes as required under the indenture upon a change in control or on the specified dates at the option of the holder or pay you cash upon conversion of your notes.

Upon a change in control, as defined in the indenture, and on June 20, 2012, 2015 and 2020, you will have the right to require us to repurchase your notes for cash. In addition, upon conversion of the notes, you will have the right to receive a cash payment. If we do not have sufficient funds to pay the repurchase price for all of the notes you tender upon a change in control, the cash due upon repurchases of the notes on June 20, 2012, 2015 and 2020 or the cash due upon conversion, an event of default under the indenture governing the notes would occur as a result of such failure. In addition, cash payments in respect of notes that you tender for repurchase or that you convert may be subject to limits and might be prohibited, or create an event of default, under our line of credit facility or other agreements relating to borrowings that we may enter into from time to time. Our failure to make cash payments in respect of the notes could result in an event of default under such agreements. Such other borrowings may be senior indebtedness and may prevent us from making cash payments in respect of the notes under certain circumstances. Our inability to pay for your notes that are tendered for repurchase or conversion could result in your receiving substantially less than the principal amount of the notes. See “Description of the Notes—Repurchase of Notes at the Option of the Holder” and “—Right to Require Repurchase of Notes Upon a Change in Control.”

Upon an occurrence of a change of control, we may be required to offer to repay the notes and may be required to repay any other debt then outstanding. If a change in control were to occur, we may not have the financial resources available to repurchase all the notes for cash.

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

The price at which the notes are convertible into shares of common stock is subject to adjustment under certain circumstances such as stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See “Description of the Notes—Conversion Rights—Conversion Price Adjustments.” If the Conversion Price is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, holders of the notes would be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that they do not receive such distribution. In addition, non-U.S. holders (as defined in “Certain United States Federal Income Tax Consequences”) of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements, which we may set off against cash payments of interest payable on the notes. Please read “Certain United States Federal Income Tax Consequences.”

The adjustment to the Conversion Rate for notes converted in connection with certain changes in control may not adequately compensate holders for the lost option time value of their notes as a result of such change in control and may not be enforceable.

If certain changes in control occur on or prior to June 15, 2012, we will increase the Conversion Rate as to the notes converted in connection with the changes in control. The increase in the Conversion Rate will be determined based on the date on which the change in control becomes effective and the price paid per share of common stock in the change in control as described under “Description of the Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions.” While this adjustment is designed to compensate you for the lost option time value of your notes as a result of certain changes in control, the adjustment is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the price paid per share of our common stock in the change in control is less than $9.91 or more than $34.00 (subject to adjustment), or if we exercise our right to cause the conversion obligation to be assumed by a public acquirer as described in “Description of the Notes—Conversion Rights—Conversion After a Public Acquirer Change in Control,” there will be no such adjustment. Furthermore, our obligation to make the adjustment could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

There was no prior public market for the notes, so if an active trading market does not develop for the notes you may not be able to resell them.

In June 2005, we issued the notes offered for resale pursuant to this prospectus to the initial purchasers in private placements.  We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on any automated dealer quotation system. At the time of the original issuance of the notes in June 2005, the initial purchasers informed us that they intended to make a market in the notes. However, the initial purchasers are not obligated to do so. The lack of a trading market could adversely affect your ability to sell the notes and the price at which you may be able to sell the notes. The liquidity of the trading market, if any, and future trading prices of the notes will depend on many factors, including, among other things, the market price of our common stock, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our operating results, financial performance or prospects.

We expect that the trading value of the notes will be significantly affected by the price of our common stock and other factors.

The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities. In addition, the notes have a number of features, including conditions to conversion, which, if not met, could result in a holder receiving less than the value of our common stock into which a note would otherwise be convertible. These features could adversely affect the value and the trading prices of the notes.

The price of our common stock, and therefore of the notes, may fluctuate significantly, and this may make it difficult for you to resell the notes or the shares of our common stock issuable upon conversion of the notes when you want or at prices you find attractive.

The price of our common stock on the Nasdaq National Market constantly changes. We expect that the market price of our common stock will continue to fluctuate. In addition, because the notes are convertible into our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes.

The market price of our notes and the underlying common stock may fluctuate in response to numerous factors, many of which are beyond our control. These factors include the following:

•                  actual or anticipated fluctuations in our operating results;

•                  changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•                  the operating and stock performance of our competitors;

•                  announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•                  changes in interest rates;

•                  general domestic or international economic, market and political conditions;

•                  additions or departures of key personnel; and

•                  future sales of our common stock.

In addition, the stock markets from time to time experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

Future sales of our common stock or equity-related securities in the public market, including sales of our common stock in short sales transactions by purchasers of the notes, could adversely affect the trading price of our common stock and the value of the notes and our ability to raise funds in new stock offerings.

Sales of significant amounts of our common stock or equity-related securities in the public market, or the perception that such sales will occur, could adversely affect prevailing trading prices of our common stock and the value of the notes and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale, including sales of our common stock in short sales transactions by purchasers of the notes, will have on the trading price of our common stock or the value of the notes.

Our shareholder rights plan and charter documents could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders.

Our shareholder rights plan and certain provisions of our certificate of incorporation and Delaware law are intended to encourage potential acquirers to negotiate with us and allow our Board of Directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. However, such provisions may also discourage acquisition proposals or delay or prevent a change in control, which in turn, could harm our stock price.

Before conversion, holders of the notes will not be entitled to any stockholder rights, but will be subject to all changes affecting our shares.

If you hold notes, you will not be entitled to any rights with respect to shares of our common stock, including voting rights and rights to receive dividends or distributions. However, the common stock you receive upon conversion of your notes will be subject to all changes affecting our common stock. Except for limited cases under the adjustments to the Conversion Price, you will be entitled only to rights that we may grant with respect to shares of our common stock if and when we deliver shares to you upon your election to convert your notes into shares. For example, if we seek approval from stockholders for a potential merger, or if an amendment is proposed to our certificate of incorporation or bylaws that requires stockholder approval, holders of notes will not be entitled to vote on the merger or amendment.

The notes are not rated, and, if they become rated, they may receive a lower rating than anticipated.

The notes are not currently rated.  We do not intend to seek a rating for the notes and believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to future events, including our product development and financial performance, and our anticipated use of proceeds from this offering. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of those terms and other comparable terminology.

These statements reflect only management’s current expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to, those risks discussed in this prospectus and the documents incorporated by reference in this prospectus, as well as risks relating to general economic conditions in the markets we address and the telecommunications market in general, risks related to the development of our new products and services, the effects of competition and competitive pricing pressure, uncertainties associated with changing intellectual property laws, developments in and expenses related to litigation, increased competition in our markets, inability to obtain sufficient amounts of key components, the rescheduling or cancellations of a key customer order, the loss of a key customer, the effects of new and emerging technologies, the risk that excess inventory may result in write-offs, the risk that unprofitability in future quarters may result in write downs of our deferred tax assets, price erosion and decreased demand, fluctuations in the rate of exchange of foreign currency, changes in our effective tax rate, market acceptance of our new products and services, technological advancements, undetected errors or defects in our products, the risks associated with our international sales, geopolitical risks and risk of terrorist activities, the risks associated with attempting to integrate companies we acquire and the risks set forth below under the caption “Risk Factors.” These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

USE OF PROCEEDS

The selling security holders will receive all of the proceeds from the sale under this prospectus of the notes and the common stock, if any, issuable upon conversion of the notes.  We will not receive any proceeds from these sales.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq National Market, under the symbol “SYMM”. We had approximately  1,276 stockholders of record as of November 28, 2005.

The following table sets forth the high and low per share sale prices reported on the Nasdaq National Market for our common stock for the periods indicated.

	High	Low
Year ended June 30, 2003
First Quarter	$3.87	$2.54
Second Quarter	4.40	2.38
Third Quarter	5.04	3.05
Fourth Quarter	5.30	3.74

Year ended June 30, 2004
First Quarter	$7.15	$4.10
Second Quarter	7.70	5.91
Third Quarter	11.00	6.98
Fourth Quarter	10.00	7.13

Year ended June 30, 2005
First Quarter	$9.71	$6.29
Second Quarter	11.93	7.85
Third Quarter	11.33	8.15
Fourth Quarter	12.00	9.17

Year ended June 30, 2006
First Quarter	$11.06	$7.29
Second Quarter (through November 28, 2005)	$8.90	$6.71

DIVIDEND POLICY

We have never declared nor paid cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future.

DESCRIPTION OF THE NOTES

The notes were issued under an indenture between us and Wells Fargo Bank, National Association, as trustee. The following description is only a summary of the material provisions of the notes, the related indenture and the registration rights agreement. We urge you to read the indenture and the notes in their entirety because they, and not this description, define your rights as holders of the notes. You may request copies of these documents at our address shown under the caption “Where You Can Find More Information.” The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, references to “we,” “us,” “our” and “Symmetricom” include only Symmetricom, Inc. and not its subsidiaries.

General

The notes are our general, unsecured obligations and will be subordinated in right of payment as described under “—Subordination of Notes” and will mature on June 15, 2025, unless earlier redeemed at our option as described under “—Optional Redemption of the Notes,” repurchased by us at a holder’s option on certain dates as described under “—Repurchase of Notes at the Option of the Holder,” or repurchased by us at a holder’s option upon a change in control of Symmetricom as described under “—Right to Require Repurchase of Notes Upon a Change in Control” or converted at a holder’s option as described under “—Conversion Rights.”

The indenture does not contain any restriction on the payment of dividends, the incurrence of indebtedness or liens or the repurchase of our securities, and does not contain any financial covenants. Other than as described under “—Right to Require Repurchase of Notes Upon a Change in Control,” the indenture contains no covenants or other provisions that afford protection to holders of notes in the event of a highly leveraged transaction.

The notes offered by this prospectus and any such additional notes constitute a single series of debt securities. This means that, in circumstances where the indenture provides for the holders of notes to vote or take any action, the holders of notes offered by this prospectus will vote or take that action as a single class.

Interest

The notes bear interest at a rate of 3¼% per annum. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2005. Interest on the notes accrues from June 8, 2005 or, if interest has already been paid, from the date on which it was most recently paid. We will make each interest payment to persons who are holders of record of the notes at the close of business on the immediately preceding June 1 and December 1, whether or not this day is a business day. Interest (including liquidated damages, if any) payable upon redemption or repurchase will be paid to the holders of record unless the redemption or repurchase date is between the close of business on any record date for the payment of interest and the opening of business on the related interest payment date. In this instance, we will pay accrued interest on the notes being redeemed or repurchased up to, but not including, the redemption or repurchase date to the same person to whom we will pay the redemption or repurchase price of the notes. Interest on the notes is computed on the basis of a 360-day year comprised of twelve 30-day months. We will pay the principal of, and interest (including liquidated damages, if any) on, the notes at the office or agency maintained by us with the trustee in the Borough of Manhattan in New York City. We reserve the right to pay interest to holders of any notes in certificated form by check mailed to the holders at their registered addresses. However, a holder of such notes with an aggregate principal amount in excess of $1,000,000 may request payment by wire transfer in immediately available funds to an account in North America.

The term “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Conversion Rights

Subject to the restrictions described in this “Description of the Notes,” a holder may convert any outstanding notes into cash and, if applicable, shares of our common stock at an initial “Conversion Price” per share of $12.49 in accordance with the conversion mechanism described below. This represents an initial “Conversion Rate” of approximately 80.0641 shares of our common stock per $1,000 principal amount of the notes. The Conversion Price and resulting Conversion Rate are, however, subject to adjustment as described below under “—Conversion Price Adjustments” and with respect to certain conversions occurring in connection with certain specified corporate transactions constituting a change of control as described below under “—Conversion Upon Specified Corporate Transactions.” A holder may convert notes only in denominations of $1,000 and integral multiples of $1,000.

General

Under the circumstances discussed below, holders may surrender notes for conversion, in whole or in part, into cash and, if applicable, shares of our common stock at any time on or before the close of business on the maturity date, unless their notes have been previously redeemed or repurchased. A holder’s right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase. In addition, if a holder has exercised its right to require us to repurchase its notes, such holder may convert its notes into shares of our common stock only if it withdraws its notice and converts its notes before the close of business on the business day immediately preceding such repurchase date. Holders may convert their notes only in the following circumstances:

•                  prior to June 15, 2023, during any calendar quarter commencing after the date of original issuance of the notes, if the common stock price (as defined below) for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs is more than 125% of the Conversion Price on that 30th trading day;

•                  on or after June 15, 2023, at all times on or after any date on which the common stock price is more than 125% of the Conversion Price of the notes;

•                  during the five consecutive business-day period following any five consecutive trading-day period in which the trading price for the notes for each such trading-day was less than 95% of the average of the common stock price during such five trading-day period multiplied by the then current Conversion Rate;

•                  if we have called the particular notes for redemption and the redemption has not yet occurred; or

•                  upon the occurrence of specified corporate transactions.

Subject to certain exceptions described below under “Conversion Upon Specified Corporate Transactions,” once notes are tendered for conversion, holders tendering the notes will be entitled to receive, per $1,000 principal amount of notes, cash and shares of our common stock, the aggregate value of which (the “Conversion Value”) will be equal to the product of:

(1)          the Conversion Rate then in effect, as such rate may be adjusted in accordance with the terms of the Indenture; and

(2)          the average of the daily volume-weighted average price per share of our common stock for each of the ten consecutive trading days (appropriately adjusted to take into account the occurrence during such period of stock splits, stock dividends and similar events) beginning on the second trading day immediately following the day the notes are tendered for conversion (the “Ten Day Closing Stock Price”).

The “volume-weighted average price” on any trading day means the volume-weighted average price per share on such date for our common stock as reported in composite transactions on the Nasdaq National Market or the principal United States national securities exchange on which our common stock is traded or, if our common stock is not traded on the Nasdaq National Market or listed on a United States national securities exchange, as reported by The Nasdaq System or as otherwise provided in the indenture, in all cases, from 9:30 a.m. to 4:00 p.m., New York City time, on that trading day, as displayed by Bloomberg or such other comparable service that has replaced Bloomberg. If such volume-weighted average price is not available, then our board of directors will in good faith determine the amount to be used as the volume-weighted average price.

A “trading day” means any regular or abbreviated trading day of the Nasdaq National Market or, if the common stock is not traded on the Nasdaq National Market, the principal United States national securities exchange on which our common stock is traded, or if our common stock is not traded on the Nasdaq National Market or listed on a United States national securities exchange, The Nasdaq System.

You may surrender notes for conversion on or prior to the stated maturity only under the following circumstances:

Conversion Upon Satisfaction of Common Stock Price Condition

Prior to June 15, 2023, a holder may surrender any of its notes for conversion during any calendar quarter commencing after the date of original issuance of the notes, if the common stock price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs is more than 125% of the Conversion Price on that 30th trading day.

On or after June 15, 2023, a holder may surrender any of its notes for conversion at all times on or after any date on which the common stock price is more than 125% of the Conversion Price of the notes.

The “common stock price” on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date for our common stock as reported on the Nasdaq National Market or the principal United States national securities exchange on which our common stock is traded or, if our common stock is not traded on the Nasdaq National Market or listed on a United States national securities exchange, as reported by The Nasdaq System, or as otherwise provided in the indenture.

Conversion Upon Satisfaction of Trading Price Condition

You may surrender your notes for conversion prior to maturity during the five business-day period following any five consecutive trading-day period in which the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each trading day of such five-day trading period was less than 95% of the product of the average of the common stock price for such five-day trading period and the then-current Conversion Rate.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per note obtained by the trustee for $5,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select, which may include one or more of the initial purchasers of the notes, provided that if at least two such bids cannot reasonably be obtained by the trustee, but one such bid can reasonably be obtained by the trustee, this one bid will be used. If the trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the notes from a nationally recognized securities dealer or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be deemed to be less than 95% of the applicable Conversion Rate of the notes multiplied by the common stock price on such determination date.

The trustee will determine the trading price of the notes upon our request. We will have no obligation to make that request unless a holder of notes requests that we do so. If a holder provides such request, we will instruct the trustee to determine the trading price of the notes for the applicable period.

Conversion Upon Notice of Redemption

A holder may surrender for conversion any note called for redemption at any time prior to the close of business on the day that is one business day prior to the redemption date, even if the notes are not otherwise convertible at such time.

Conversion Upon Specified Corporate Transactions

If we elect to:

•                  distribute to all or substantially all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase, for a period expiring not more than 60 days after the date of distribution, shares of our common stock at less than the average common stock price for the ten trading days immediately preceding the date that such distribution was first publicly announced; or

•                  distribute to all or substantially all holders of our common stock cash, other assets, debt securities or certain rights or warrants to purchase our securities, which distribution has a per share value exceeding 10% of the common stock price on the trading day immediately preceding the date that such distribution was first publicly announced, we must notify the holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. This provision shall not apply if the holder of a note otherwise participates in the distribution on an as-converted basis (solely into shares of our common stock at the then applicable Conversion Price) without conversion of such holder’s notes.

In addition, if we are a party to a change in control or a consolidation, merger, share exchange, sale of all or substantially all of our properties and assets or other similar transaction, in each case pursuant to which the shares of our common stock would be converted into cash, securities or other property, a holder may surrender its notes for conversion at any time from and after the effective date of such transaction until and including the date that is 30 days after the effective date of such transaction.

If you elect to convert your notes in connection with a corporate transaction described above that occurs on or prior to June 15, 2012 that constitutes a change in control as defined under “—Right to Require Repurchase of Notes Upon a Change in Control” (other than a change in control relating to the composition of our board of directors), and 10% or more of the fair market value of the consideration for the common stock in the corporate transaction consists of (i) cash (not including cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights), (ii) other property or (iii) securities that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, which we refer to as a “non-stock change in control,” we will decrease the Conversion Price for the notes surrendered for conversion, which will increase the Conversion Rate by a number of shares (“the additional shares”) as described below.

The increase in the Conversion Rate will be expressed as a number of additional shares per $1,000 principal amount of notes and will be determined by reference to the table below, based on the date on which the corporate transaction constituting a non-stock change in control becomes effective (the “effective date”) and the share price (the “share price”) paid per share of common stock in such corporate transaction. If holders of shares of our common stock receive only cash in the corporate transaction, the share price shall be the cash amount paid per share. Otherwise, the share price shall be the average of the common stock price on the five trading days prior to but not including the effective date of the non-stock change in control.

The share prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the Conversion Price of the notes is adjusted, as described below under “—Conversion Price Adjustments.” The adjusted share prices will equal the share prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Price immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the Conversion Price as so adjusted. The number of additional shares will be adjusted in the same manner as the Conversion Price as set forth under “—Conversion Price Adjustments” below.

The following table sets forth the increase in the Conversion Rate, expressed as a number of additional shares to be received per $1,000 principal amount of notes.

	Change in Control Date
Stock price	June 8, 2005	June 15, 2006	June 15, 2007	June 15, 2008	June 15, 2009	June 15, 2010	June 15, 2011	June 15, 2012
$9.91	20.8	20.3	19.8	19.2	18.8	18.6	18.6	13.6
$10.00	20.5	20.0	19.4	18.8	18.4	18.1	18.0	13.1
$11.00	17.5	16.8	16.0	15.1	14.2	13.2	11.9	7.6
$12.00	15.2	14.4	13.5	12.4	11.3	9.9	7.9	3.6
$13.00	13.4	12.5	11.6	10.5	9.2	7.6	5.4	1.3
$14.00	11.9	11.1	10.1	9.0	7.6	6.0	3.8	0.2
$15.00	10.8	9.9	9.0	7.9	6.5	4.9	2.8	0.0
$16.00	9.8	9.0	8.1	7.0	5.7	4.2	2.2	0.0
$17.00	9.0	8.2	7.3	6.3	5.1	3.6	1.9	0.0
$18.00	8.3	7.5	6.7	5.7	4.6	3.2	1.6	0.0
$19.00	7.7	7.0	6.2	5.2	4.2	2.9	1.5	0.0
$20.00	7.2	6.5	5.7	4.8	3.8	2.7	1.4	0.0
$21.00	6.7	6.1	5.3	4.5	3.6	2.5	1.3	0.0
$22.00	6.3	5.7	5.0	4.2	3.3	2.3	1.2	0.0
$23.00	5.9	5.4	4.7	4.0	3.1	2.2	1.1	0.0
$24.00	5.6	5.1	4.4	3.7	2.9	2.1	1.1	0.0
$25.00	5.3	4.8	4.2	3.5	2.8	2.0	1.0	0.0
$26.00	5.0	4.5	4.0	3.4	2.6	1.9	1.0	0.0
$27.00	4.8	4.3	3.8	3.2	2.5	1.8	0.9	0.0
$28.00	4.5	4.1	3.6	3.0	2.4	1.7	0.9	0.0
$29.00	4.3	3.9	3.4	2.9	2.3	1.6	0.8	0.0
$30.00	4.1	3.7	3.3	2.8	2.2	1.5	0.8	0.0
$31.00	3.9	3.6	3.1	2.7	2.1	1.5	0.8	0.0
$32.00	3.8	3.4	3.0	2.5	2.0	1.4	0.7	0.0
$33.00	3.6	3.3	2.9	2.4	1.9	1.4	0.7	0.0
$34.00	3.5	3.1	2.8	2.3	1.9	1.3	0.7	0.0

The share prices and additional share amounts set forth above are based upon a common share closing bid price of $9.91 on June 2, 2005 and an initial Conversion Price of $12.49.

The maximum amount of additional shares payable is 20.8 per $1,000 principal amount of notes. Notwithstanding the foregoing, in no event will the Conversion Rate exceed 100.9081 per $1,000 principal amount of notes, subject to adjustments in the same manner as the Conversion Price as set forth under “—Conversion Price Adjustments” below.

The exact share prices and effective dates may not be set forth in the table above, in which case if the share price is:

•                  between two share price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year;

•                  in excess of $34.00 per share (subject to adjustment), no increase in the Conversion Rate will be made; and

•                  less than $9.91 per share (subject to adjustment), no increase in the Conversion Rate will be made.

Our obligations to deliver the additional shares could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Conversion After a Public Acquirer Change in Control

Notwithstanding the foregoing, and in lieu of adjusting the Conversion Rate as set forth above, in the case of a non-stock change in control constituting a “public acquirer change in control” (as defined below) we may elect that, from and after the effective date of such public acquirer change in control, the right to convert a note will be changed into a right to convert a note into a number of shares of “acquirer common stock” (as defined below) at the Conversion Rate specified below. At any time prior to the twentieth day immediately preceding the proposed effective date of the public acquirer change in control, we may irrevocably elect to deliver cash and shares of acquirer common stock, if any, in the same manner described below under “—Payment Upon Conversion.” The Conversion Rate on and following the effective date of such transaction will be a number of shares of acquirer common stock equal to the product of:

•                  the Conversion Rate in effect immediately prior to the effective date of such public acquirer change in control, times

•                  the average of the quotients obtained, for each trading day in the 10 consecutive trading day period commencing on the trading day next succeeding the effective date of such public acquirer change in control (the “valuation period”), of:

(i)             the “acquisition value” of our common stock on each such trading day in the valuation period, divided by

(ii)          the closing sale price of the acquirer common stock on each such trading day in the valuation period.

The “acquisition value” of our common stock means, for each trading day in the valuation period, the value of the consideration paid per share of our common stock in connection with such public acquirer change in control, as follows:

•                  for any cash, 100% of the face amount of such cash;

•                  for any acquirer common stock, 100% of the closing sale price of such acquirer common stock on each such trading day; and

•                  for any other securities, assets or property, 102% of the fair market value of such security, asset or property on each such trading day, as determined by two independent nationally recognized investment banks selected by the trustee for this purpose.

After the adjustment of the Conversion Rate in connection with a public acquirer change in control, the Conversion Rate will be subject to further similar adjustments in the event that any of the events described above occur thereafter.

A “public acquirer change in control” is any transaction described in the third clause of the definition of change in control below where the acquirer, or any entity that is a direct or indirect “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the aggregate ordinary voting power of all shares of such acquirer’s capital stock that are entitled to vote generally in the election of directors, but in each case other than us, has a class of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such change in control. We refer to such acquirer’s or other entity’s class of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such change in control as the “acquirer common stock.”

Payment Upon Conversion

Subject to certain exceptions described above under “—Conversion Upon Specified Corporate Transactions,” we will deliver the Conversion Value of the notes surrendered for conversion to converting holders as follows:

(1)          an amount in cash (the “Principal Return”) equal to the lesser of (a) the aggregate Conversion Value of the notes to be converted and (b) the aggregate principal amount of the notes to be converted;

(2)          if the aggregate Conversion Value of the notes to be converted is greater than the Principal Return, an amount in whole shares (the “Net Shares”), determined as set forth below, equal to such aggregate Conversion Value less the Principal Return (the “Net Share Amount”); and

(3)          an amount in cash in lieu of any fractional shares of common stock.

The number of Net Shares to be paid will be determined by dividing the Net Share Amount by the Ten Day Closing Stock Price, and rounding the quotient down to the nearest whole share. The cash payment for fractional shares also will be based on the Ten Day Closing Stock Price.

The Conversion Value, Principal Return, Net Share Amount, the number of Net Shares and the cash payment for fractional shares will be determined by us on the first business day (the “Determination Date”) following the ten consecutive trading day period beginning on the second trading day immediately following the day the notes are tendered for conversion.

We will pay the Principal Return and cash in lieu of fractional shares and deliver the Net Shares, if any, as promptly as practicable after the Determination Date, but in no event later than five business days thereafter. We may not have the financial resources, and we may not be able to arrange for financing, to pay the principal return for all notes tendered for conversion. See “Risk Factors—We may be unable to repurchase your notes as required under the indenture upon a change in control or on the specified dates at the option of the holder or pay you cash upon conversion of your notes.”

Delivery of the Principal Return, Net Shares and cash in lieu of fractional shares will be deemed to satisfy our obligation to pay the principal amount of the notes and accrued interest (including liquidated damages, if any) payable on the notes, except as described below. Accrued interest (including liquidated damages, if any) will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the Conversion Price to account for accrued and unpaid interest (including liquidated damages, if any).

Except as described in this paragraph, no holder of notes will be entitled, upon conversion of the notes, to any actual payment or adjustment on account of accrued and unpaid interest (including liquidated damages, if any) on a converted note, or on account of dividends or distributions on shares of our common stock issued in connection with the conversion. If notes are converted after a regular record date and prior to the opening of business on the next interest payment date, including the date of maturity, holders of such notes at the close of business on the regular record date will receive the interest (including liquidated damages, if any) payable on such notes on the corresponding interest payment date notwithstanding the conversion. In such event, when the holder surrenders the note for conversion, the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date (including liquidated damages, if any) on the principal amount to be converted. The foregoing sentence shall not apply to notes called for redemption on a redemption date within the period between the close of business on the record date and the opening of business on the interest payment date, or to notes surrendered for conversion on the interest payment date.

Conversion Procedures

If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice in accordance with the provisions of the indenture, together, if the notes are in certificated form, with the certificated security, to the trustee who will, on your behalf, convert the notes into cash and shares of our common stock. You may obtain copies of the required form of the conversion notice from the trustee. If a holder of a note has delivered notice of its election to have such note repurchased at the option of such holder on June 15, 2012, 2015 and 2020 or as a result of a change in control, such note may be converted only if the notice of election is withdrawn as described under “—Repurchase of the Notes at the Option of the Holder” or “—Right to Require Repurchase of Notes Upon a Change in Control.”

Conversion Price Adjustments

We will adjust the Conversion Price if (without duplication):

(1)                                  we issue shares of our common stock to all or substantially all holders of shares of our common stock as a dividend or distribution on our common stock;

(2)                                  we subdivide or combine our outstanding common stock;

(3)                                  we issue to all or substantially all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase, for a period expiring not more than 60 days after the date of distribution, shares of our common stock at less than the average common stock price for the ten trading days immediately preceding the date that such distribution was first publicly announced; provided that no adjustment will be made if holders of the notes are entitled to participate in the distribution on substantially the same terms as holders of our common stock as if such noteholders had converted their notes solely into common stock immediately prior to such distribution at the then applicable Conversion Price;

(4)                                  we distribute to all or substantially all holders of our common stock evidences of our indebtedness, shares of our capital stock (other than shares of our common stock), other securities or other assets, or rights, warrants or options, excluding: (a) those rights, warrants or options referred to in clause (3) above; (b) any dividend or distribution paid in cash referred to in clause (5) below; and (c) those dividends and distributions referred to in clause (1) above; provided that no adjustment will be made if holders of the notes are entitled to participate in the distribution on substantially the same terms as holders of our common stock as if such noteholders had converted their notes solely into common stock immediately prior to such distribution at the then applicable Conversion Price;

(5)                                  we declare a cash dividend or cash distribution to all or substantially all of the holders of our common stock. If we declare such a cash dividend or cash distribution, the Conversion Price shall be decreased to equal the price determined by multiplying the Conversion Price in effect immediately prior to the record date for such dividend or distribution by the following fraction:

(Pre-Dividend Sale Price-Dividend Adjustment Amount)

(Pre-Dividend Sale Price)

provided that if the numerator of the foregoing fraction is less than $1.00 (including a negative amount), then in lieu of any adjustment under this clause (5), we shall make adequate provision so that each holder of notes shall have the right to receive upon conversion, in addition to the cash and shares of common stock issuable upon such conversion, the amount of cash such holder would have received had such holder converted its notes solely into shares of our common stock at the then applicable Conversion Price immediately prior to the record date for such cash dividend or cash distribution;

(6)                                  we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock where the cash and value of any other consideration included in the payment per share exceeds the common stock price on the last day on which tenders or exchanges may be made pursuant to the tender or exchange offer; or

(7)                                  someone other than Symmetricom or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer and, as of the closing of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if: (a) the tender offer or exchange offer is for an amount that increases the offeror’s ownership of our common stock to more than 25% of the total shares of our outstanding common stock, and (b) the cash and value of any other consideration included in the payment per share of common stock has a fair market value that exceeds the common stock price on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer. However, the adjustment referred to in this clause will not be made if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our properties and assets.

“Pre-Dividend Sale Price” means the average common stock price for the three consecutive trading days ending on the trading day immediately preceding the record date for such dividend or distribution.

“Dividend Adjustment Amount” means the full amount of the dividend or distribution to the extent payable in cash applicable to one share of our common stock.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the Conversion Price will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing share price of those securities (where such closing sale prices are available) for the 10 trading days commencing on and including the fifth trading day after the “ex-dividend date” for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are listed or quoted.

If we reclassify our common stock or we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our properties and assets or other similar transaction, in each case pursuant to which the shares of our common stock are converted into cash, securities, or other property, then at the effective time of the transaction, a holder’s right to convert its notes into cash and shares of our common stock will be changed into a right to convert such notes into the kind and amount of cash, securities and other property that such holder would have received if such holder had converted such notes solely into shares of our common stock at the then applicable Conversion Price immediately prior to the effective date of such transaction, subject to the conditions described above under “ —Conversion After a Public Acquirer Change in Control.” Upon conversion of a note a holder will receive cash in an amount equal to the lesser of $1,000 and the conversion value and, if the conversion value is greater than $1,000, payment of the excess value in the form of such shares, other securities, other property or assets as described above.

To the extent that any rights plan adopted by us is in effect upon conversion of the notes into cash or shares of common stock, you will receive, in addition to such cash or shares of our common stock, the rights under the rights plan, unless the rights have separated from our common stock at the time of conversion and, as a result, upon conversion of the notes into shares of our common stock, you would not be entitled to receive the rights, then in such case the Conversion Price will be adjusted as if we distributed shares of our common stock, evidences of indebtedness or assets to all holders of our common stock as described above.

The Conversion Price will not be adjusted for the issuance of our common stock (or securities convertible into or exchangeable for our common stock), except as described above. For example, and not by way of limitation, the Conversion Price will not be adjusted upon the issuance of shares of our common stock:

•                  under any present or future employee benefit plan or program of ours;

•                  in connection with an acquisition made by us; or

•                  pursuant to the exercise of any option, warrant or right to purchase our common stock, the exchange of any exchangeable security for our common stock or the conversion of any convertible security into our common stock (except as expressly set forth above).

We will not issue fractional shares of common stock to a holder who converts a note. In lieu of issuing fractional shares, we will pay cash based on the Ten Day Closing Stock Price.

If we make a distribution of property to our shareholders that would be taxable to them as a dividend for U.S. federal income tax purposes and the Conversion Price is decreased, this decrease will generally be deemed to be the receipt of taxable income by U.S. holders (as defined in “Certain United States Federal Income Tax Consequences”) of the notes and would generally result in withholding taxes for non-U.S. holders (as defined in “Certain United States Federal Income Tax Consequences”). See “Certain United States Federal Income Tax Consequences—U.S. Holders—Constructive Distributions.”

We may from time to time reduce the Conversion Price if our board of directors determines that this reduction would be in the best interests of Symmetricom. Any such determination by our board of directors will be conclusive. Any such reduction in the Conversion Price must remain in effect for at least 20 trading days or such longer period as may be required by law. In addition, we may from time to time reduce the Conversion Price if our board of directors deems it advisable to avoid or diminish any income tax to holders of our common stock resulting from any stock or rights distribution on our common stock.

We will not be required to make an adjustment in the Conversion Price unless the adjustment would require a change of at least 1% in the Conversion Price. However, any adjustments that are less that 1% of the Conversion Price will be taken into account in any subsequent adjustment.

Subordination of Notes

The payment of the principal of, premium, if any, and interest on, and cash upon conversion of, the notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness and structurally subordinated to all indebtedness and liabilities of our subsidiaries (except for intercompany liabilities). If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the notes. If the notes are accelerated because of an event of default, we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the note holders. The indenture will require that we must promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture.

We may not make any payment on the notes or purchase or otherwise acquire the notes if:

•                  a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

•                  any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or another person permitted to give such notice under the indenture.

We are required to resume payments on the notes:

•                  in case of a payment default referred to in the first bullet point above, upon the date on which such default is cured or waived or ceases to exist, and

•                  in case of a nonpayment default referred to in the second bullet point above, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

No new period of payment blockage may be commenced for a default unless:

•                  365 days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

•                  all scheduled payments on the notes that have come due have been paid in full in cash.

No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

A portion of our operations are or in the future may be conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, would depend upon the earnings of our subsidiaries. In addition, we would be dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

As of November 28, 2005, we had $7,012,407 of senior indebtedness and our subsidiaries had no outstanding indebtedness and liabilities (excluding intercompany liabilities).

Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the indenture. If we incur additional debt, our ability to pay our obligations on the Notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the note holders.

“Designated senior indebtedness” means any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

“Indebtedness” means:

(1)                                  all of our indebtedness, obligations and other liabilities, contingent or otherwise (A) for borrowed money, including overdrafts and any loans or advances from banks, whether or not evidenced by notes or similar instruments, (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of Symmetricom or to only a portion thereof, or (C) incurred in the acquisition of any business or other assets (whether by way of purchase, merger, consolidation or otherwise and whether by such person or another person), other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2)                                  all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3)                                  all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4)                                  all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

(5)                                  all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6)                                  all of our direct or indirect guaranties or similar agreements by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5);

(7)                                  any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

“Senior indebtedness” means all of our indebtedness (as described above) outstanding at any time, except:

(1)                                  the notes;

(2)                                  indebtedness that by its terms provides that it is not “senior” in right of payment to the notes;

(3)                                  indebtedness that by its terms provides that it is “pari passu” or “junior” in right of payment to the notes;

(4)                                  indebtedness for trade payables or any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services; and

(5)                                  our indebtedness to any of our subsidiaries.

Optional Redemption of the Notes

Beginning on June 20, 2012, we may redeem the notes, in whole at any time, or in part from time to time, for cash at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest (including liquidated damages, if any) up to but not including the date of redemption. We will give not less than 30 days’ nor more than 60 days’ notice of redemption by mail to holders of the notes.

If we choose to redeem less than all of the notes at any time, the trustee will select or cause to be selected the notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the trustee may select for redemption portions of the principal amount of any note in principal amounts of $1,000 and integral multiples thereof.

For a discussion of the tax treatment to a holder of the notes upon optional redemption by us, see “Certain United States Federal Income Tax Consequences—U.S. Holders—Sale, Exchange, Redemption or Other Taxable

Disposition of the Notes” and “—Non-U.S. Holders—Sale, Exchange, Redemption or Other Taxable Disposition of the Notes or Common Stock.”

Repurchase of Notes at the Option of the Holder

A holder has the right to require us to repurchase all or a portion of its notes on June 15, 2012, 2015 and 2020. We will repurchase the notes as to which these redemption rights are exercised for an amount of cash equal to 100% of the principal amount of the notes on the date of repurchase, plus accrued and unpaid interest (including liquidated damages, if any) up to but not including the date of repurchase.

We will be required to give notice on a date not less than 30 business days prior to each date of repurchase to the trustee and all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things, the procedures that holders must follow to require us to repurchase their notes.

For a discussion of the tax treatment of a holder exercising the right to require us to repurchase notes, see “Certain United States Federal Income Tax Consequences—U.S. Holders—Sale, Exchange, Redemption or Other Taxable Disposition of the Notes” and “—Non-U.S. Holders—Sale, Exchange, Redemption or Other Taxable Disposition of the Notes or Common Stock.”

The repurchase notice given by a holder electing to require us to repurchase its notes may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the date of repurchase.

Payment of the repurchase price for the notes will be made promptly following the later of the date of repurchase and the time of delivery of the notes.

If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the date of repurchase in accordance with the terms of the indenture, then, immediately after the date of repurchase, the note will cease to be outstanding, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

Our ability to repurchase notes may be limited by the terms of our then existing indebtedness or financing agreements. If we are obligated to repurchase the notes, we cannot assure you that we will be able to obtain all required consents under our then existing indebtedness or have available funds sufficient to repay indebtedness, if any, that restricts the repurchase of the notes and to pay the repurchase price for all the notes we may be required to repurchase. Our ability to pay cash to holders electing to require us to repurchase the notes also may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. We would need to seek third-party financing to the extent we do not have available funds to meet our repurchase obligations. However, there can be no assurance that we would be able to obtain any such financing on acceptable terms or at all. See “Risk Factors—Risks Relating to an Investment in the Notes and Our Common Stock.”

No notes may be repurchased at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the repurchase price with respect to such notes.

Mandatory Redemption

Except as described in this prospectus under “—Right to Require Repurchase of Notes Upon a Change in Control” and “—Repurchase of Notes at the Option of the Holder,” we are not required to repurchase or redeem the notes. There are no sinking fund payments.

Right to Require Repurchase of Notes Upon a Change in Control

If a change in control (as defined below) occurs, each holder of notes may require that we repurchase the holder’s notes on the date fixed by us that is not less than 30 days nor more than 45 days after we give notice of the change in control. We will repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including liquidated damages, if any) up to but not including the date of repurchase.

“Change in control” means the occurrence of one or more of the following events:

•                  any sale, lease, exchange or other transfer (in one transaction or a Series of related transactions) of all or substantially all of our properties and assets, to any person or group of related persons, as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (a “Group”);

•                  the approval by the holders of our capital stock of any plan or proposal for our liquidation or dissolution, whether or not otherwise in compliance with the provisions of the indenture;

•                  any person or Group, other than Symmetricom or any of our subsidiaries, or any employee benefit plan of Symmetricom or any of our subsidiaries, becomes the beneficial owner, directly or indirectly, of shares of our voting stock representing more than 50% of the aggregate ordinary voting power represented by our issued and outstanding voting shares; or

•                  the first day on which a majority of the members of our board of directors are not continuing directors.

However, a “change in control” will not be deemed to have occurred if, in the case of a merger or consolidation, at least 90% of the consideration, excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights, in such merger or consolidation otherwise constituting a change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control); and as a result of such merger or consolidation the notes become convertible into cash in an amount equal to the lesser of $1,000 and the conversion value and, if the conversion value is greater than $1,000, payment of the excess value in the form of such common stock.

The definition of “change in control” includes a phrase relating to the sale, lease, exchange or other transfer of “all or substantially all” of our properties and assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a sale, lease, exchange or other transfer of less than all of our properties and assets to another person or Group may be uncertain.

“Continuing directors” means, as of any date of determination, any member of our board of directors who

•                  was a member of such board of directors on the date of the original issuance of the notes, or

•                  was nominated for election or elected to such board of directors with the approval of a majority of the continuing directors who were members of such board at the time of such nomination or election.

On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the notes which is to be paid on the date of repurchase. Payment of the repurchase price for the notes will be made promptly following the later of the date of repurchase and the time of delivery of the notes.

If the paying agent holds money sufficient to pay the repurchase price of the notes on the business day following the date of repurchase in accordance with the terms of the indenture, then, immediately after the date of repurchase, the notes will cease to be outstanding, whether or not the notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the notes.

For a discussion of the tax treatment of a holder exercising the right to require us to repurchase notes, see “Certain United States Federal Income Tax Consequences—U.S. Holders—Sale, Exchange, Redemption or Other Taxable Disposition of the Notes” and “—Non-U.S. Holders—Sale, Exchange, Redemption or Other Taxable Disposition of the Notes or Common Stock.”

On or before the 30th day after the change in control, we must mail to the trustee and all holders of the notes a notice of the occurrence of the change in control offer, stating:

•                  the repurchase date;

•                  the date by which the repurchase right must be exercised;

•                  the repurchase price for the notes; and

•                  the procedures which a holder of notes must follow to exercise the repurchase right.

To exercise the repurchase right, the holder of a note must deliver, on or before the third business day before the repurchase date, a written notice to us and the trustee of the holder’s exercise of the repurchase right. This notice must be accompanied by certificates evidencing the note or notes with respect to which the right is being exercised, duly endorsed for transfer. This notice of exercise may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent at any time on or before the close of business on the business day preceding the repurchase date. The notice of withdrawal must state:

•                  the principal amount of notes being withdrawn;

•                  the principal amount, if any, of notes not being withdrawn; and

•                  if certificated notes have been issued, the certificate numbers of the notes being withdrawn.

The effect of these provisions granting the holders the right to require us to repurchase the notes upon the occurrence of a change in control may make it more difficult for any person or Group to acquire control of us or to effect a business combination with us. Our ability to pay cash to holders of notes following the occurrence of a change in control may be limited by our then existing indebtedness, financing agreements or financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. See “Risk Factors—We may be unable to repurchase your notes as required under the indenture upon a change in control or on the specified dates at the option of the holder or pay you cash upon conversion of your notes.” We may not have the funds necessary to repurchase your notes as required under the indenture upon a change in control or on the specified dates at the option of the holder or pay you cash upon conversion of the notes.

Our obligation to make a repurchase in the event of a change in control will be satisfied if a third party makes the change in control offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a change in control offer made by us and purchases all notes properly tendered and not withdrawn under the change in control offer.

If a change in control occurs and the holders exercise their rights to require us to repurchase notes, we intend to comply with applicable tender offer rules under the Exchange Act with respect to any repurchase.

The term “beneficial owner” will be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Exchange Act, or any successor provision, except that (i) a person shall be deemed to have “beneficial ownership” of all shares of our common stock that the person has the right to acquire, whether exercisable immediately or only after the passage of time and (ii) any percentage of beneficial ownership shall be determined using the definition in clause (i) in both the numerator and the denominator.

Purchase and Cancellation

We may, to the extent permitted by law, purchase the notes in the open market or by tender offer at any price or by private placement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Consolidation, Merger and Sale of Assets

We may, without the consent of the holders of any of the notes, consolidate with or merge with or into any other person or sell, lease, exchange or otherwise transfer (in one transaction or a series of related transactions) all or substantially all of our properties and assets to any other person, if:

•                  we are the resulting or surviving corporation, or the successor, transferee or lessee, if other than us, is a corporation, limited partnership, limited liability company or other business entity organized and validly existing under the laws of any U.S. jurisdiction and expressly assumes our obligations under the indenture and the notes by means of a supplemental indenture entered into with the trustee; and

•                  immediately after giving effect to the transaction, no event of default and no event that, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

Under any consolidation, merger or any sale, lease, exchange or other transfer of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Symmetricom under the indenture. Thereafter, Symmetricom will be released from its obligations and covenants under the indenture and the notes, except in the case of a lease of all or substantially all of our properties and assets.

Modification and Waiver

We and the trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note, no supplemental indenture may, among other things:

•                  change the stated maturity of the principal of, or payment date of any installment of interest (including liquidated damages, if any) on, any note;

•                  reduce the principal amount or redemption price of, or the rate of interest (including liquidated damages, if any) on, any note, whether upon acceleration, redemption or otherwise, or alter the manner of calculation of interest (including liquidated damages, if any) or the rate of accrual thereof on any note;

•                  change the currency in which the principal of any note or interest is payable;

•                  impair the right to institute suit for the enforcement of any payment of any amount with respect to any note when due;

•                  adversely affect the rights provided in the indenture to convert any note;

•                  modify the provisions of the indenture relating to our requirement to repurchase notes:

•                  upon a change in control after the occurrence thereof; or

•                  on June 15, 2012, 2015 and 2020;

•                  reduce the percentage of principal amount of the outstanding notes necessary to modify or amend the indenture or to consent to any waiver provided for in the indenture;

•                  modify the subordination provisions in a manner adverse to the holders;

•                  waive a default in the payment of any amount or shares of common stock due in connection with any note; or

•                  make changes to certain sections of the indenture relating to the waiver of past defaults, the holders’ right to convert and amendments to the indenture that require consent of each holder.

The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes:

•                  waive compliance by us with restrictive provisions of the indenture other than as provided in the preceding paragraph; and

•                  waive any past default under the indenture and its consequences, except a default in the payment of the principal of, or redemption or purchase price of, or any interest (including liquidated damages, if any) on, any note or in respect of a provision that under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Without the consent of any holders of notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

•                  to cure any ambiguity, omission, defect or inconsistency in the indenture;

•                  to evidence a successor to us and the assumption by the successor of our obligations under the indenture and the notes;

•                  to make any change that does not adversely affect the rights of any holder of the notes in any material respect, provided that any change to the indenture to conform it to this prospectus shall be deemed not to adversely affect the rights of any holder of the notes;

•                  to comply with the provisions of the Trust Indenture Act, or with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

•                  to evidence and provide for the acceptance of appointment under the indenture by a successor trustee with respect to the notes; or

•                  to make provisions with respect to the conversion right of the holders pursuant to the requirements of the indenture.

Events of Default

Each of the following is an event of default under the indenture:

(1)                                  failure to pay interest (including liquidated damages, if any) on any note when it becomes due and payable and continuation of such default for a period of 30 days, whether or not such failure shall be due to compliance with agreements with respect to any other indebtedness or any other cause and whether or not prohibited by the subordination provisions of the indenture;

(2)                                  failure to pay the principal of any note, when it becomes due and payable, at the stated maturity, upon acceleration, upon redemption or otherwise (including the failure to make cash payments due upon conversion, or make a payment to repurchase notes tendered pursuant to a change in control offer or the failure to repurchase notes at your option on June 15, 2012, 2015 or 2020), whether or not such failure shall be due to compliance with agreements with respect to any other indebtedness or any other cause and whether or not prohibited by the subordination provisions of the indenture;

(3)                                  failure to provide notice of the occurrence of a change in control on a timely basis;

(4)                                  default in the observance or performance of any other covenant or agreement contained in the indenture that continues for a period of 60 days after we have received written notice specifying the default (and demanding that such default be remedied) from the trustee or the beneficial holders of at least 25% of the outstanding principal amount of the notes (except in the case of a default with respect to the “Consolidation, Merger and Sale of Assets” covenant, which will constitute an event of default with such notice requirement but without such passage of time requirement);

(5)                                  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of us or any of our subsidiaries, or the payment of which is guaranteed by us or any of our subsidiaries, whether such indebtedness now exists or is created after the date of issuance of the notes, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such indebtedness after any applicable grace period provided in such indebtedness on the date of such default (a “payment default”) or (b) results in the acceleration of such indebtedness prior to its express maturity and, in either such case, the principal amount of such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates at least $10.0 million; provided, that if any such default is cured or waived or any such acceleration rescinded, or such indebtedness is repaid, within a period of 45 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such event of default and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(6)                                  one or more judgments in an uninsured aggregate amount in excess of $10.0 million shall have been rendered against us or any of our subsidiaries and remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable; and

(7)                                  certain events of bankruptcy affecting us or any of our significant subsidiaries.

If an event of default (other than an event of default specified in clause (7) above) shall occur and be continuing, the trustee may, and at the written request of the holders of at least 25% in principal amount of outstanding notes shall, declare the principal of and accrued interest on all the notes to be due and payable by written notice to us, and such notice shall specify the respective event of default and that it is a “notice of acceleration.” Upon delivery of such notice, the principal of and accrued and unpaid interest (including liquidated damages, if any) on all the notes shall become immediately due and payable.

If an event of default specified in clause (7) above occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest (including liquidated damages, if any) on all of the outstanding notes shall become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder. At any time after a declaration of acceleration with respect to the notes, the holders of a majority in aggregate principal amount of the notes may rescind and cancel such declaration and its consequences:

•                  if the rescission would not conflict with any judgment or decree;

•                  if all existing events of default have been cured or waived except nonpayment of principal or interest that has become due solely because of such acceleration;

•                  if interest on overdue installments of interest (to the extent the payment of such interest is lawful) and on overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; and

•                  if we have paid the trustee its reasonable compensation and reimbursed the trustee for its expenses, disbursements and advances.

No such rescission shall affect any subsequent default or impair any rights arising from a subsequent default.

The holders of a majority in aggregate principal amount of the notes at the time outstanding may waive any existing event of default under the indenture, and its consequences, except an event of default in the payment of the principal of or interest on any notes, an event of default in respect of a provision that cannot be amended without the consent of each holder of notes affected, or an event of default which constitutes a failure to convert any note in accordance with the terms of the indenture.

The holders of the notes may not enforce the indenture or the notes except as provided in the indenture and under the Trust Indenture Act. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

We are required to provide an officers’ certificate to the trustee promptly upon our obtaining knowledge of any default or event of default under the indenture, describing such default or event of default and what action we are taking or propose to take with respect thereto. In addition, we must provide to the trustee an annual certification as to the existence of defaults and events of default under the indenture.

Payment and Paying Agents

Payments on the notes will be made in U.S. dollars at the place of the trustee. At our option, however, we may make payments by check mailed to the holder’s registered address or, with respect to global notes, by wire transfer. We will make interest payments to the person in whose name the notes are registered at the close of business on the regular record date for the interest payment. The trustee will be designated as our paying agent for payments on notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the place through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the notes that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Notices

Except as otherwise described in this prospectus, notice to registered holders of the notes will be given by mail to the holders at the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any repurchase date, or upon conversion or otherwise, cash and shares of our common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

Form, Denomination and Registration

Denomination and Registration

The notes have been issued in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

Global Notes

The notes were originally issued only to qualified institutional buyers as defined in Rule 144A under the Securities Act.  The notes are evidenced by one or more global notes deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. You may hold your interests in the global notes directly through DTC if you are a participant in DTC, or indirectly through organizations which are direct DTC participants if you are not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. You may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes:

•                  will not be entitled to have certificates registered in their names;

•                  will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•                  will not be considered holders of the global notes.

The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

We will wire, through the facilities of the trustee, payments of principal, interest and liquidated damages, if any, on the global notes to Cede & Co., the nominee of DTC, as the registered owner of the global notes. None of Symmetricom, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global Notes to owners of beneficial interests in the global notes.

It is DTC’s current practice, upon receipt of any payment of principal, interest or liquidated damages, if any, on the global notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If you would like to convert notes pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on the procedures, including proper forms and cut-off times, for submitting those requests and effecting delivery of such notes on DTC’s records.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, the ability of a holder to pledge its interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

Neither Symmetricom nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act, as amended. DTC holds securities for DTC participants and facilitates the clearance and settlement of securities transactions between DTC participants through electronic computerized book-entry transfers and pledges between the accounts of its participants. This eliminates the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include one or more of the initial purchasers of the notes. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of DTC’s participants or their representatives, together with other entities. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly. The DTC rules applicable to its participants are on file with the SEC.

Although the description of the foregoing procedures is based upon information obtained from DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If (i) DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, (ii) an event of default has occurred or is continuing and a holder of a beneficial interest in a global Debenture requests to exchange such beneficial interest for certificated notes or (iii) at any time we, in our sole discretion, determine not to have the notes represented by global notes, we will cause notes to be issued in definitive form in exchange for the global notes. In such case, beneficial interests in a global note may be exchanged for definitive certificated notes in accordance with DTC’s customary procedures. None of Symmetricom, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of beneficial ownership interests in global notes.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Restrictions on Transfer; Legends

The notes are subject to certain restrictions on transfer set forth on the notes and in the indenture, and certificates evidencing the notes bear the legend regarding such transfer restrictions set forth under “Notice to Investors; Transfer Restrictions.”

Replacement of Notes

We will replace any notes that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of lost, stolen or destroyed notes, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the notes before a replacement note will be issued.

Trustee, Paying Agent and Conversion Agent

Wells Fargo Bank, National Association has been appointed to act as trustee, paying agent and conversion agent for the notes. The indenture contains certain limitations on the rights of the trustee, should it become a creditor of Symmetricom, to obtain payment of claims in certain is will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) after a default has occurred and is continuing, it must eliminate such conflict within 90 days or apply to the SEC for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. If an event of default under the indenture occurs (which is not cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security or indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to Symmetricom, Inc., 2300 Orchard Parkway, San Jose, California 95131, Attention: Chief Financial Officer.

Governing Law

The indenture and the notes are governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 70,000,000 shares of common stock, par value $0.0001 per share, and 500,000 shares of preferred stock, par value $0.0001 per share, of which 200,000 shares have been designated Series A Participating Preferred Stock. As of November 28, 2005, there were 45,879,873 shares of common stock outstanding held of record by approximately 1,276 holders and no shares of preferred stock outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share of common stock on all matters properly submitted to a vote of our stockholders. Subject to any preferential dividend rights of the holders of any outstanding Symmetricom preferred stock, holders of our common stock are entitled to receive such dividends out of assets legally available for dividends at times and in amounts as our board may determine. In the event of a liquidation or winding up of Symmetricom, holders of our common stock are entitled to receive a pro rata distribution of any distribution of our assets after payment or providing for the payment of liabilities and the aggregate liquidation preference of any outstanding Symmetricom preferred stock. The holders of common stock have no redemption, preemptive or cumulative voting rights.

Preferred Stock

Of the 500,000 shares of preferred stock that we are authorized to issue, 200,000 shares are designated series A junior participating preferred stock and are reserved for issuance pursuant to our Rights Agreement. For a description of our Rights Agreement, see “—Rights Plan.” Our board of directors may increase the number of shares designated as Series A junior participating preferred stock without further stockholder action. Under our certificate of incorporation, our board of directors is authorized without further stockholder action to provide for the issuance of up to 500,000 shares of our preferred stock, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue of a series of such stock adopted, at any time or from time to time, by our board of directors. The rights of the holders of each series of the preferred stock will be subordinate to those of our general creditors.

Warrants

We have one outstanding warrant to purchase shares of our common stock. The warrant permits the holder to purchase 300,000 shares at an exercise price of $7.00 per share and expires on October 16, 2006.

Delaware Law and Certain Charter Provisions

We are not subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock.

Special meetings of our stockholders may be called only by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or President, or by any person or persons holding shares representing at least 10% of the votes at such meeting.

Rights Plan

On August 7, 2001, our Board of Directors declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock as of August 21, 2001. Each right, when exercisable, entitles the stockholder to purchase from us one one-thousandth (1/1000) of a share of Series A Junior Participating Preferred Stock at a price of $72.82 per one one-thousandth of a preferred share, subject to adjustment.

The rights would become exercisable when a person or group acquires, or obtains the right to acquire, 15% or more of the outstanding shares of our common stock or 10 business days after commencement of a tender or exchange offer that would result in such ownership. After the rights become exercisable, the holder of each right, other than the person or group acquiring 15% or more of our stock, would have the right to receive, upon the exercise thereof at the then applicable exercise price, that number of shares of our common stock, in the event we are the surviving corporation of the merger or consolidation, or the common stock of the acquiring company, which at the time of such transaction would have a market value of two times the exercise price. The rights will expire on the earliest of (i) August 9, 2011, (ii) consummation of a merger transaction with a person, entity or group who (x) acquired common stock pursuant to a Permitted Offer (as defined in the Rights Agreement) and (y) is offering in the merger the same price per share and form of consideration paid in the Permitted Offer, or (iii) redemption or exchange of the rights by us.

Preferred shares purchasable upon exercise of the rights will be nonredeemable and junior to any other series of preferred stock we may issue (unless otherwise provided in the terms of such stock). Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $25.00 but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares would be entitled to receive a preferred liquidation payment equal, per share, to the greater of $1,000 or 1,000 times the payment made per share of common stock. Each preferred share will have 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share will be entitled to receive 1,000 times the amount and type of consideration received per share of common stock. These rights are protected by customary anti-dilution provisions.

SELLING SECURITYHOLDERS

The notes covered by this prospectus were originally issued by us to initial purchasers in transactions exempt from the registration requirements of the Securities Act in June 2005.  The notes were immediately resold by the initial purchasers to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” as defined by Rule 144A under the Securities Act.  The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the shares of common stock issued upon conversion of such notes. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests.

The table below sets forth the name of each selling securityholder, the principal amount of notes that each selling securityholder may offer pursuant to this prospectus and the maximum number of shares of common stock into which such notes are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of the outstanding common stock.

The principal amounts of the notes provided in the table below are based on information provided to us by each of the selling securityholders on or before November 30, 2005, and the percentages are based on $120,000,000 principal amount at maturity of notes outstanding.  The number of shares of common stock owned prior to the offering includes shares of common stock issuable upon conversion of the notes.  The number of shares of common stock that may be sold is calculated based on the current conversion rate of 80.0641 shares of common stock per $1,000 principal amount notes and a cash payment in lieu of any fractional shares.

Since the date on which each selling securityholder provided this information, each selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of its notes in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required. In addition, the conversion ratio, and therefore the number of shares of our common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling securityholders are not obligated to sell the notes or the shares of common stock issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many shares of common stock that the selling securityholders will hold upon consummation of any such sales.

Name	Principal Amount of Notes Beneficially Owned and Offered for Resale Under This Prospectus (1)	Percentage of Outstanding Notes Beneficially Owned and Offered for Resale Under this Prospectus (1)	Shares of Common Stock Owned Prior to the Offering (2)	Conversion Shares Being Offered for Resale Under This Prospectus (3)	Shares of Common Stock Owned After the Offering (4)
Akanthos Arbitrage Master Fund, LP	$10,000,000	8.3%	480,400	800,640	480,400	(23)
Akela Capital Master Fund, LTD (5)	$6,000,000	5.0%	—	480,384	—
Alexandra Global Markets Fund LTD (6)	$5,000,000	4.2%	—	400,320	—
American Investors Life Insurance Co. (7)	$750,000	*	—	60,048	—
Anthony Munk (8)	$100,000	*	—	8,006	—
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd. (9)	$6,820,000	5.7%	—	546,036	—
Argent Classic Convertible Arbitrage Fund II L.P. (10)	$310,000	*	—	24,819	—
Argent Classic Convertible Arbitrage Fund L.P. (10)	$820,000	*	—	65,652	—
Aristeia International Limited (11)	$9,324,000	7.8%	—	746,517	—
Aristeia Trading LLC (12)	$1,776,000	1.5%	—	142,193	—
BNP Paribas Equity Strategies, SNC (13) (28)	$2,456,000	2.0%	—	196,637	—
BP Amoco PLC Master Trust (29)	$561,000	*	33,697	44,915	33,697

Name	Principal Amount of Notes Beneficially Owned and Offered for Resale Under This Prospectus (1)	Percentage of Outstanding Notes Beneficially Owned and Offered for Resale Under this Prospectus (1)	Shares of Common Stock Owned Prior to the Offering (2)	Conversion Shares Being Offered for Resale Under This Prospectus (3)	Shares of Common Stock Owned After the Offering (4)
Citadel Equity Fund Ltd (15)(28)	$12,500,000	10.4%	574,310	1,000,800	574,310	(26)
CooperNeff Convertible Strategies (Cayman) Master Fund, LP (13)	$526,000	*	—	42,113	—
CQS Convertible and Quantitative Strategies Master Fund Limited	$10,000,000	8.3%	—	800,640	—
CSS, LLC (14)	$2,000,000	1.7%	—	160,128	—
DKR SoundShare Opportunity Holding Fund Ltd. (16)	$3,500,000	2.9%	—	280,224	—
Drawbridge Global Macro Master Fund LTD (17)	$3,000,000	2.5%	—	240,192	—
FrontPoint Convertible Arbitrage Fund LP (18)	$2,500,000	2.1%	130,000	200,160	130,000
Grace Convertible Arbitrage Fund, Ltd (19)	$3,500,000	2.9%	—	280,224	—
HFR RVA Combined Master Fund	$150,000	*	—	12,009	—
Highbridge International LLC (20)	$6,000,000	5.0%	—	480,384	—
Hotel Union & Hotel Industry of Hawaii Pension Plan (29)	$84,000	*	5,046	6,725	5,046
Inflective Convertible Opportunity Fund I, Ltd (7)	$5,000,000	4.2%	110,175	400,320	110,175
Inflective Convertible Opportunity Fund I, L.P. (7)	$1,500,000	1.3%	36,070	120,096	36,070
Institutional Benchmarks Master Fund, LTD	$1,000,000	*	—	80,064	—
Lyxor/Convertible Arbitrage Fund Limited (13)	$293,000	*	—	23,458	—
Lyxor/Inflective Convertible Opportunity Fund, Ltd (7)	$1,500,000	1.3%	28,855	120,096	28,855
Lyxor/Quest Fund Ltd (21)	$100,000	*	—	8,006	—
Mohican VCA Master Fund, Ltd.(22)	$1,590,000	1.3%	96,252	127,301	96,252
MSS Convertible Arbitrage 2 (10)	$40,000	*	—	3,202	—
Pebble Limited Partnership (8)	$900,000	*	—	72,057	—
Quest Global Convertible Master Fund Ltd (21)	$400,000	*	—	32,025	—
RBC Capital Markets	$8,700,000	7.3%	489,960	696,557	489,960	(30)
Singlehedge US Convertible Arbitrage Fund (13)	$214,000	*	—	17,133	—
Sphinx Convertible Arb Fund SPC c/o SSI Investment Mgmt (29)	$330,000	*	19,822	26,421	19,822
Sturgeon Limited (24)	$271,000	*	—	21,697	—
The City of Southfield Fire & Police Retirement System (29)	$21,000	*	1,261	1,681	1,261
The Estate of James Campbell CH (29)	$53,000	*	3,184	4,243	3,184
The Estate of James Campbell EST2 (29)	$423,000	*	25,408	33,867	25,408
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited	$1,500,000	1.3%	95,000	120,096	95,000
Viacom Inc. Pension Plan Master Trust (29)	$28,000	*	1,682	2,241	1,682
Vicis Capital Master Fund (25)	$2,000,000	1.7%	—	160,128	—
Wachovia Securities International LTD. (28)	$8,000,000	6.7%	—	640,512	—
Whitebox Convertible Arbitrage Partners LP	$4,000,000	3.3%	—	320,256	—
Whitebox Diversified Convertible Arbitrage	$1,000,000	*	—	80,064	—
Xavex Convertible Arbitrage Fund (10)	$310,000	*	—	24,819	—
Any other holder of notes or future transferee, pledgee, donee or successor of any holder (27)	$—	—	—	—	—

Total:	$120,000,000	100.0%	2,131,122	9,607,692	2,131,122

*  Less than one percent of the notes or common stock outstanding, as applicable.

(1)                                  This table assumes that all of the notes held by each selling securityholder are sold, and, thus, none are owned after the offering.

(2)                                  Does not include shares of common stock issuable upon conversion of the notes.

(3)                                  Consists of shares of common stock issuable upon conversion of the notes, assuming a conversion rate of 80.0641 shares of common stock per $1,000 principal amount of notes and cash payment in lieu of any fractional share.  The conversion rate is subject to adjustment as described under “Description of Notes—Conversion Rights.”  Numbers in this column do not add up to Total due to cash payments in lieu of fractional shares.

(4)                                  Assumes that all of the common stock into which the notes are convertible is sold.

(5)                                  Anthony B. Bosco has voting or investment power over these securities.

(6)                                  Alexandra Investment Management LLC, a Delaware limited liability company (“Alexandra”), serves as investment advisor to Alexandra Global Master Fund Ltd.  By reason of such relationship, Alexandra may be deemed to share dispositive power or investment control over the shares of common stock stated as beneficially owned by Alexandra Global Master Fund Ltd.  Alexandra disclaims benefical ownership of such shares of common stock.  Messrs. Mikhail A. Filimonov and Dimitri Sogoloff are managing members of Alexandra.  By reason of such relationship, Messrs. Filimonov and Sogoloff may be deemed to share dispositive power or investment control over the shares of common stock stated as beneficially owned by Alexandra Global Master Fund Ltd.  Messrs. Filimonov and Sogoloff disclaim beneficial ownership of such shares of common stock.

(7)                                  Thomas J. Ray, President and CIO, Inflective Asset Management, LLC has voting or investment power over these securities.

(8)                                  Louise Morwic and Bryn Joynt of Silvercreek Management, Inc. have voting or investment power over these securities.

(9)                                  Henry J. Cox has voting or investment power over these securities.

(10)                            Nathanial Brown and Robert Richardson have voting or investment power over these securities.

(11)                            Aristeia Capital LLC is the investment manager for Aristeia International Limited.  Aristeia Capital LLC is jointly owned by Kevin Toner, Robert H. Lynch and Anthony Frascella.

(12)                            Aristeia Advisors LLC is the investment manager for Aristeia Trading LLC.  Aristeia Advisors LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr. and Anthony Frascella.

(13)                            Christian Menestrier, CEO, Cooper Neff Advisors Inc., has voting or investment power over these securities.

(14)                            Michael J. Carusillo, Clayton A. Struve and Nicholas D. Schoewe have voting or investment power over these securities.

(15)                            Citadel Limited Partnership is the trading manager of Citadel Equity Fund Ltd. and consequently has investment discretion over securities held by Citadel Equity Fund Ltd.  Kenneth C. Griffin indirectly controls Citadel Limited Partnership and therefore has ultimate investment discretion over securities held by Citadel Equity Fund Ltd.  Mr. Griffin disclaims beneficial ownership of the shares held by Citadel Equity Fund Ltd.

(16)                            DKR Capital Partners L.P. (“DKR LP”) is a registered investment adviser with the Securities and Exchange Commission and, as such, is the investment manager to DKR SoundShore Opportunity Holding Fund Ltd. (the “Fund”).  DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP.  As such, DKR LP and certain portfolio managers have shared dispositive voting power over the securities.  Tom Kirvaitis has trading authority over the shares included in this prospectus.  Mr. Kirvaitis disclaims ultimate beneficial ownership of the shares.

(17)                            Steven Qian has voting or investment power over these securities.

(18)                            FrontPoint Convertible Arbitrage Fund GP LLC is the general partner of FrontPoint Convertible Arbitrage Fund, L.P.  FrontPoint Partners LLC is the managing member of FrontPoint Convertible Arbitrage Fund GP LLC, and as such has voting and dispositive power over the securities held by the fund.  Philip Duff, W. Gillespie Caffray and Paul Ghaffari are members of the board of managers of FrontPoint Parnters LLC and are the sole members of its management committee.  Messrs. Duff, Cafray and Ghaffari and FrontPoint Partners LLC and FrontPoint Convertible Arbitrage Fund GP, LLC each disclaim beneficial ownership of the securities held by the fund except for their pecuniary interest therein.

(19)                            Bradford Whitmore and Michael Brailon have voting or investment power over these securities.

(20)                            Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and consequently has voting control and investment discretion over securities held by Highbridge International LLC.  Glenn Dubin and Henry Swieca control Highbridge Capital Management LLC.  Each of Highbridge Capital Management LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(21)                            Frank Campana has voting or investment power over these securities.

(22)                            Eric C. Hage and Daniel C. Hage have voting or investment power over these securities.

(23)                            Represents 1.0% of Symmetricom’s outstanding Common Stock based on 45,879,873 shares outstanding as of November 28, 2005.

(24)                            CooperNeff Advisors Inc. has sole investment control and shared voting control.  Christian Menestier is the CEO of CooperNeff Advisors Inc.

(25)                            Sky Lucas, Shad Stastney and John Succo have voting or investment power over these securities.

(26)                            Represents 1.2% of Symmetricom’s outstanding Common Stock based on 45,879,873 shares outstanding as of November 28, 2005.

(27)                            We will identify additional selling securityholders, if any, by prospectus supplements or post-effective amendments before they offer or sell their securities.

(28)                            Selling securityholder has identified itself as an affiliate of a broker-dealer.  Each such selling securityholder has informed us that: (a) such selling securityholder acquired its notes in the ordinary course of business and (b) at the time that the notes were purchased, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes or the common stock issuable upon conversion of the notes.

(29)                            John Gottfurcht, George Douglas and Amy Jo Gottfurcht have voting or investment power over these securities.

(30)                            Represents 1.1% of Symmetricom’s outstanding Common Stock based on 45,879,873 shares outstanding as of November 28, 2005.

Information concerning other selling securityholders will be set forth in prospectus supplements or post-effective amendments from time to time, if required. Information concerning the securityholders may change from time to time and any changed information will be set forth in prospectus supplements or post-effective amendments if and when necessary. In addition, the conversion price, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the notes are convertible may increase or decrease.

The initial purchasers purchased all of the notes from us in private transactions in June 2005. All of the notes were restricted securities under the Securities Act prior to this registration.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The notes and the underlying common stock may be sold in one or more transactions at:

•                  fixed prices;

•                  prevailing market prices at the time of sale;

•                  prices related to the prevailing market prices;

•                  varying prices determined at the time of sale; or

•                  negotiated prices.

These sales may be effected in transactions:

•                  for the common stock, on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•                  in the over-the-counter market;

•                  otherwise than on such exchanges or services or in the over-the-counter market;

•                  through the writing of options (including the issuance by a selling securityholder of derivative securities), whether the options or such other derivative securities are listed on an options or other exchange or otherwise; or

•                  through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In connection with the sale of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the notes and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell these securities.  The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the notes or the underlying common stock, which the broker-dealer or other financial institution may resell pursuant to the prospectus.  The selling securityholders may also enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transaction.

The aggregate proceeds to the selling securityholders from the sale of the notes or the underlying common stock pursuant to this prospectus will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

In order to comply with the securities laws of some states, if applicable, the notes and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

The selling securityholders and any broker-dealers or agents that participate in the sale of the notes and the underlying common stock may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.  Selling securityholders who are deemed to be underwriters within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.  To the extent the selling securityholders may be deemed to be underwriters, they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

Any selling securityholder who is a “broker-dealer” is an “underwriter” within the meaning of Section 2(11) of the Securities Act.  To our knowledge based upon information provided to us by selling securityholders, the only selling securityholders who are registered broker dealers are Aristeia Trading LLC, CSS, LLC, RBC Capital Markets and Wachovia Securities International LTD., and as such they are deemed to be underwriters of the notes and the underlying common stock within the meaning of the Securities Act. Other than the performance of investment banking, commercial banking, advisory and other commercial services for us in the ordinary course of business, we do not have a material relationship with any of these broker-dealers and none of these broker-dealers has the right to designate or nominate a member or members of the board of directors. These securityholders purchased their notes in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market-making or stabilization transactions involving the purchase or distribution of these securities by these securityholders. To our knowledge, none of the selling securityholders who are affiliates of broker-dealers purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreement or understanding, directly or indirectly, with any person to distribute the securities.

The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder. Regulation M of the Securities Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with, and have agreed that they will comply with, the provisions of the Securities Exchange Act and the rules and regulations thereunder, particularly Regulation M.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

A selling securityholder may decide not to sell any notes or the underlying common stock described in this prospectus. We cannot assure holders that any selling securityholder will use this prospectus to sell any or all of the notes or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

With respect to a particular offering of the notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•                  the specific notes or common stock to be offered and sold;

•                  the names of the selling securityholders;

•                  the respective purchase prices and public offering prices and other material terms of the offering;

•                  the names of any participating agents, broker-dealers or underwriters; and

•                  any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that we and the selling securityholders will indemnify each other and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the notes and the underlying common stock to the public.  However, each selling securityholder will be responsible for payment of all brokerage commissions with respect to any notes and underlying common stock sold by it and, except for the reasonable fees and disbursements of one firm of counsel chosen by the holders of a majority in amount of the notes and underlying common stock, the Company is not responsible for the fees and expenses of any counsel, accountant or advisor for any selling securityholder.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material United States federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes are convertible, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to holders who hold the notes and the common stock into which such notes are convertible as capital assets (generally, for investment). This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•                  banks, insurance companies, or other financial institutions;

•                  holders subject to the alternative minimum tax;

•                  tax-exempt organizations;

•                  dealers in securities or commodities;

•                  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•                  foreign persons or entities (except to the extent specifically set forth below);

•                  persons that own, or are deemed to own, more than 5% of our Company (except to the extent specifically set forth below);

•                  persons that are S-corporations, partnerships or other pass-through entities;

•                  persons that, on the date of acquisition of the notes, own notes with a fair market value of more than 5% of the aggregate fair market value of our common stock;

•                  expatriates and certain former citizens or long-term residents of the United States;

•                  U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•                  persons who hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transactions; or

•                  persons deemed to sell the notes or common stock under the constructive sale provisions of the Code.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a U.S. holder of the notes. Certain consequences to “non-U.S. holders” of the notes are described under “—Non-U.S. Holders” below. “U.S. holder” means a holder of a note that is:

•                  an individual citizen or resident of the United States;

•                  a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•                  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•                  a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Payments of Interest on Notes

U.S. holders generally will be required to recognize any stated interest as ordinary income at the time it is paid or accrued on the notes in accordance with such U.S. holder’s method of accounting for United States federal income tax purposes.

Market Discount

If you acquire a note at a cost that is less than the stated redemption price (i.e., the principal) at maturity of the note, the amount of such difference is treated as “market discount” for federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years to maturity (from the date of acquisition).

Under the market discount rules of the Code, you are required to treat any gain on the sale, exchange, redemption or other disposition of a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. Thus, principal payments and payments received upon the sale or exchange of a note are treated as ordinary income to the extent of accrued market discount that has not previously been included in income.  If you dispose of a note with market discount in certain nonrecognition transactions in which you receive property the basis of which is determined in whole or in part by reference to the basis of the note, such as upon a conversion of the note with respect to which we deliver a combination of cash and our common stock, you must include accrued market discount as income at the time of such transaction only to the extent of the gain recognized.  To the extent not included in income at the time of the nonrecognition transaction, the accrued market discount is recognized as ordinary income upon the disposition of such property.

In general, the amount of market discount that has accrued is determined on a ratable basis.  You may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

With respect to notes with market discount, you may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the notes.  You may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply.  This election will apply to all debt instruments that you acquire on or after the first day of the first taxable year to which the election applies and may be revoked only with the consent of the IRS.  Your tax basis in a note will be increased by the amount of market discount included in your income under the election.

Amortizable Bond Premium

If you purchase a note for an amount in excess of the stated redemption price at maturity, you will be considered to have purchased the note with “amortizable bond premium” in an amount equal to the excess, except to the extent attributable to the conversion feature of the note.  Generally, you may elect to amortize the premium as an offset to interest income otherwise required to be included in income in respect of the note during the taxable year, using a constant yield method, over the remaining term of the note (or, if it results in a smaller amount of amortizable premium, until an earlier call date).  Under Treasury Regulations, the amount of amortizable bond premium that you may deduct in any accrual period is limited to the amount by which your total interest inclusions on the note in prior accrual periods exceed the total amount treated by you as a bond premium deduction in prior accrual periods.  If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period.  If you elect to amortize bond premium, you must reduce your tax basis in the note by the amount of the premium used to offset interest income as set forth above.  An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by you and may be revoked only with the consent of the IRS.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes

Upon the sale, exchange, redemption or other taxable disposition of a note (other than a conversion of a note into cash and our common stock described below under “—Conversion of the Notes”), you generally will recognize capital gain or loss equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest not previously included in income, which generally will be taxable as ordinary income) and (ii) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the amount you paid for the note and will be subsequently increased by market discount previously included in income in respect of the note and will be reduced by any amortizable bond premium in respect of the note which has been taken into account.

Any gain or loss recognized on a sale, exchange, redemption or other taxable disposition of a note will be capital gain or loss except as described above under “—Market Discount.”  Such capital gain or loss will be long-term capital gain or loss if, at the time of such disposition, you have held the note for more than one year.  Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced tax rate.  The deductibility of capital losses is subject to limitations.

Conversion of the Notes

If you convert a note and we deliver a combination of cash and our common stock, you will recognize any gain (but not loss) realized, but only to the extent that such gain does not exceed the cash received (other than cash received that is attributable to accrued interest income and other than cash received in lieu of a fractional share of common stock), subject to the discussion below under “—Constructive Distributions” regarding the possibility that the adjustment to the conversion price of notes converted in connection with certain changes in control, as described under “Description of the Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions,” may be treated as a taxable distribution. Any gain recognized would generally be a capital gain, except as described above under “—Market Discount,” and would be taxable as described under “—Sale, Exchange, Redemption or Other Taxable Disposition of the Notes,” above.

Cash received in lieu of a fractional share of common stock upon a conversion of a note should be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share of common stock and your tax basis in the fractional share, as described under “—Sale, Exchange, Redemption or Other Taxable Disposition of the Notes,” above.  Cash received that is attributable to accrued interest income not previously included in income will be taxable as ordinary income.

Your tax basis in any common stock received from us in exchange for a note will generally equal your adjusted tax basis in the note at the time of the exchange, reduced by any basis allocable to a fractional share, reduced by the amount of cash received in the exchange (other than cash received that is attributable to accrued interest income not previously included in income and other than cash received in lieu of a fractional share of common stock) and increased by the amount of any gain recognized by you on the exchange (other than gain with respect to a fractional share). The holding period for common stock received on conversion will generally include the holding period of the note converted. To the extent the fair market value of shares of common stock received is attributable to accrued interest, the fair market value of such stock will generally be taxable as ordinary interest income (as discussed above in “—Payments of Interest on Notes”), your tax basis in such shares generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin on the day after the date of conversion.

If you convert a note and we deliver solely cash in satisfaction of our obligation, you would generally be subject to the rules described under “ —Sale, Exchange, Redemption or Other Taxable Disposition of the Notes,” above.

In the event we undergo a “public acquirer change in control,” as defined under “Description of the Notes—Conversion Rights—Conversion After a Public Acquirer Change in Control,” the conversion rate and the related conversion obligation may be adjusted such that you would be entitled to convert your notes into shares of common stock of the public acquirer. Depending on the facts and circumstances at the time of such change in control, such adjustment may result in a deemed exchange of the outstanding notes, which may be a taxable event for United States federal income tax purposes. You should consult your tax advisor regarding the United States federal income tax consequences of such an adjustment upon a public acquirer change in control.

Constructive Distributions

Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes may not qualify as being pursuant to a bona fide reasonable adjustment formula. For example, a constructive distribution would result if the conversion price were adjusted to compensate holders of notes for distributions of cash to our stockholders. The adjustment to the conversion price of notes converted in connection with certain changes in control, as described under “Description of the Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions,” may also be treated as a constructive distribution. If such adjustments are made, you may be deemed to have received constructive distributions includible in your income in the manner described below under “—Distributions on the Common Stock” even though you have not received any cash or property as a result of such adjustments. In addition, in certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

Distributions on the Common Stock

Distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current and accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the common stock, and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for the dividends-received deduction, and dividends received by non-corporate U.S. holders generally will be subject to tax at the lower applicable capital gains rate for the taxable years prior to January 1, 2009, provided certain holding period requirements are satisfied.

Sale, Exchange or Other Taxable Disposition of the Common Stock

Upon the sale, exchange or other taxable disposition of our common stock, you generally will recognize capital gain or loss, except as described above under “—Market Discount,” equal to the difference between (i) the amount of cash and the fair market value of all other property received upon such disposition and (ii) your adjusted tax basis in such common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for our common stock exceeds one year at the time of such disposition. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced rate of United States federal income tax. Your adjusted tax basis and holding period in common stock received upon a conversion of a note are determined as discussed above under “—Conversion of the Notes.”  The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

We are required to furnish to the record holders of the notes and common stock, other than corporations and other exempt holders, and to the IRS, information with respect to interest paid on the notes and dividends paid on the common stock.

You may be subject to backup withholding with respect to interest paid on the notes, dividends paid on the common stock or with respect to proceeds received from a disposition of the notes or shares of common stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you (i) fail to furnish your taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number; (ii) furnish an incorrect TIN; (iii) are notified by the IRS that you have failed to properly report payments of interest or dividends; or (iv) fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding. Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a non-U.S. holder of the notes. For purposes of this discussion, a “non-U.S. holder” means a holder of notes that is not a U.S. holder.

Payments of Interest on the Notes

You will not be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, provided that:

•                  you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•                  you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person;”

•                  you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•                  you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an IRS Form W-8BEN (or successor form)), or that you hold your notes through certain foreign intermediaries and you and the foreign intermediaries satisfy the certification requirements of applicable Treasury Regulations.

If you cannot satisfy the requirements described above, you will be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that the interest is not subject to withholding tax because it is effectively connected with the conduct of a United States trade or business. If you are engaged in a trade or business in the United States and interest on a note is effectively connected with your conduct of that trade or business, you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes or Common Stock

Any gain realized by you on the sale, exchange, redemption or other disposition of a note (except with respect to accrued and unpaid interest, which would be taxable as described above) or a share of common stock generally will not be subject to United States federal income tax unless:

•                  the gain is effectively connected with your conduct of a trade or business in the United States;

•                  you are an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange, redemption or other disposition, and certain conditions are met; or

•                  in the case of common stock, we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock.

If your gain is described in the first bullet point above, you generally will be subject to United States federal income tax on the net gain derived from the sale. If you are a corporation, then you may be required to pay a branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable United States income tax treaty) on any such effectively connected gain. If you are an individual described in the second bullet point above, you will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules. In addition, such holders are urged to consult their tax advisers regarding the tax consequences of the acquisition, ownership and disposition of the notes or the common stock.

We do not believe that we are currently, and do not anticipate becoming, a United States real property holding corporation. Even if we were, or were to become, a United States real property holding corporation, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, five percent or less of our common stock, provided that our common stock was regularly traded on an established securities market.

Conversion of the Notes

To the extent you receive cash upon conversion of a note, you generally would be subject to the rules described under “—Non-U.S. Holders—Sale, Exchange, Redemption or Other Taxable Disposition of the Notes or Common Stock” above.  Otherwise, you generally will not recognize any income, gain or loss on the conversion of a note into common stock.

Dividends

In general, dividends, if any, received by you with respect to our common stock (and any deemed dividends resulting from certain adjustments, or failures to make certain adjustments, to the conversion price of the notes, see “— U.S. Holders—Constructive Distributions” above) will be subject to withholding of United States federal income tax at a 30% rate, unless such rate is reduced by an applicable United States income tax treaty.  Dividends that are effectively connected with your conduct of a trade or business in the United States are generally subject to United States federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements).  Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable United States income tax treaty.

In order to claim the benefit of a United States income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the United States, you must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor form as the IRS designates), prior to the payment of dividends.  These forms must be periodically updated.  You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and you have given us the statement described above under “—Non-U.S. Holders—Payments of Interest on the Notes.”  In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or a share of common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption.  However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld.  Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

LEGAL MATTERS

Certain legal matters relating to the offering have been passed upon for Symmetricom by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements, the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Symmetricom, Inc. Annual Report on Form 10-K for the year ended June 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

This prospectus “incorporates by reference” certain information we file with the SEC under the Exchange Act. This means that we are disclosing important information to you by referring you to these filings. The information we incorporate by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information. Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent a statement contained in this prospectus or in any other subsequently filed document that is or is considered to be incorporated by reference in this prospectus modifies or supersedes such statement. We incorporate by reference the following documents that we have filed with the SEC:

•                  Our Annual Report on Form 10-K, including information specifically incorporated by reference into our Form 10-K from our 2005 Annual Report to Stockholders and Proxy Statement for our 2005 Annual Meeting of Stockholders, for the fiscal year ended June 30, 2005;

•      Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005;

•                  Our Current Reports on Form 8-K filed on December 30, 2004, June 8, 2005, June 13, 2005, June 20, 2005, August 10, 2005 and November 22, 2005;

•                  The description of our common stock, par value $0.0001 per share, as set forth in our Current Report filed on Form 8-K, filed with the SEC on August 2, 2002; and

•                  The description of our preferred share purchase rights as set forth in our Registration Statement on Form 8-A, filed with the SEC on August 9, 2001.

We are also incorporating by reference all other reports that we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this prospectus and the termination of the offering.

To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to Symmetricom, Inc., Attention: Investor Relations, 2300 Orchard Parkway, San Jose, California 945131 (telephone (408) 433-0910). The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have and will continue to file with the SEC annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports with respect to specified events on Form 8-K, as would be required of a U.S. issuer subject to those particular requirements of the Exchange Act. The audited consolidated financial statements and financial schedule contained in such annual reports and the unaudited quarterly financial information contained in such quarterly reports have been prepared in accordance with generally accepted accounting principles in the United States and include “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the relevant periods. You may read and copy any document we file at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov or from our web site at www.symmetricom.com. However, the information on our web site does not constitute a part of this prospectus. Our common stock is listed on the Nasdaq National Market under the symbol “SYMM.”

This prospectus constitutes part of a registration statement on Form S-3 filed under the Securities Act with respect to the securities. As permitted by the Securities and Exchange Commission’s rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the Securities and Exchange Commission, at the public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement or as an exhibit to our Securities Exchange Act filings, each such statement being qualified in all respects by such reference.

$120,000,000

SYMMETRICOM, INC.

3¼% CONTINGENT CONVERTIBLE SUBORDINATED NOTES DUE 2025

AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

PROSPECTUS

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement as if we had authorized it. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement is correct on any date after their respective dates, even though this prospectus or any prospectus supplement is delivered or securities are sold on a later date.  We are not making an offer of these securities in any state where the offer is not permitted.